FORM 6-K


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        REPORT OF FOREIGN PRIVATE ISSUER

                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934

                           For the month of April 2008

                        Commission File Number 2 - 68279

                               RICOH COMPANY, LTD.
                 -----------------------------------------------
                 (Translation of Registrant's name into English)

               13-1, Ginza 8-Chome, Chuo-ku, Tokyo 104-8222, Japan
               ---------------------------------------------------
                    (Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

      Form 20-F    X      Form 40-F    __

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): __ )

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): __ )

(Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

      Yes    __      No    X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__ )


--------------------------------------------------------------------------------


                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                            Ricoh Company, Ltd.
                                            ------------------------------
                                            (Registrant)

                                            By:  /S/  Zenji Miura
                                            ------------------------------
                                            Zenji Miura
                                            Director, Chief Financial Officer
                                            Corporate Executive Vice President



April 24, 2008


--------------------------------------------------------------------------------

RICOH

                                                                  April 24, 2008

                                  FLASH REPORT

                            Year ended March 31, 2008
          (Results for the Period from April 1, 2007 to March 31, 2008)
                        Three months ended March 31, 2008
         (Results for the Period from January 1, 2008 to March 31, 2008)

PERFORMANCE OUTLINE (CONSOLIDATED)

(1) Year ended March 31, 2007, 2008 and Year ending March 31, 2009 (Forecast)


                                                                                                         (Billions of yen)
--------------------------------------------------------------------------------------------------------------------------
                                                          Year ended       Year ended               Year ending
                                                        March 31, 2007   March 31, 2008            March 31, 2009
                                                          (Results)        (Results)      Change    (Forecast)      Change
--------------------------------------------------------------------------------------------------------------------------
   Domestic sales                                           1,002.2         1,016.0        1.4%       1,038.0         2.2%
   Overseas sales                                           1,066.6         1,203.9       12.9%       1,222.0         1.5%
Net sales                                                   2,068.9         2,219.9        7.3%       2,260.0         1.8%
Gross profit                                                  862.4           927.7        7.6%         932.0         0.5%
Operating income                                              174.3           181.5        4.1%         180.0        -0.8%
Income from continuing operations before income taxes         174.5           174.6        0.1%         176.0         0.8%
Net income                                                    111.7           106.4       -4.7%         108.0         1.4%
--------------------------------------------------------------------------------------------------------------------------
Exchange rate (Yen/US$)                                      117.02          114.40      -2.62         100.00      -14.40
Exchange rate (Yen/EURO)                                     150.08          161.69      11.61         160.00       -1.69
--------------------------------------------------------------------------------------------------------------------------
Net income per share-basic (yen)                             153.10          146.04      -7.06         148.15        2.11
Net income per share-diluted (yen)                           151.89          142.15      -9.74         144.21        2.06
--------------------------------------------------------------------------------------------------------------------------
Return on equity (%)                                           11.0             9.9       -1.1             --          --
Income from continuing operations before income taxes
   on total assets (%)                                          8.1             7.8       -0.3             --          --
Operating income on net sales (%)                               8.4             8.2       -0.2            8.0        -0.2
--------------------------------------------------------------------------------------------------------------------------
Total assets                                                2,243.4         2,214.3      -29.0             --          --
Shareholders' investment                                    1,070.9         1,080.1        9.2             --          --
Interest-bearing debt                                         415.6           384.3      -31.2             --          --
--------------------------------------------------------------------------------------------------------------------------
Equity ratio (%)                                               47.7            48.8        1.1             --          --
--------------------------------------------------------------------------------------------------------------------------
Shareholders' investment per share (yen)                   1,467.03        1,498.29      31.26             --          --
--------------------------------------------------------------------------------------------------------------------------
Cash flows from operating activities                          167.2           194.3       27.0             --          --
Cash flows from investing activities                         -115.4          -198.3      -82.9             --          --
Cash flows from financing activities                            9.2           -72.1      -81.4             --          --
Cash and cash equivalents at end of period                    255.7           170.6      -85.1             --          --
--------------------------------------------------------------------------------------------------------------------------
Capital expenditures                                           85.8            85.2       -0.5           90.0         4.7
Depreciation for tangible fixed assets                         72.4            72.7        0.3           75.0         2.2
R&D expenditures                                              114.9           126.0       11.0          130.0         3.9
--------------------------------------------------------------------------------------------------------------------------
Number of employees (Japan) (thousand people)                  40.3            40.4        0.1             --          --
Number of employees (Overseas) (thousand people)               41.6            43.1        1.5             --          --
--------------------------------------------------------------------------------------------------------------------------

                               RICOH COMPANY, LTD.

* Ricoh bases the forecast estimates for March 31, 2009 above upon information currently available to management, which involves risks and uncertainties that could cause actual results to differ materially from those projected.

(2) Three months ended March 31, 2007 and 2008



                                                                                (Billions of yen)
--------------------------------------------------------------------------------------------------
                                                 Three months ended   Three months ended
                                                   March 31, 2007       March 31, 2008     Change
--------------------------------------------------------------------------------------------------
   Domestic sales                                      272.9                 266.9           -2.2%
   Overseas sales                                      303.3                 312.6            3.1%
Net sales                                              576.2                 579.5            0.6%
Gross profit                                           235.1                 239.0            1.7%
Operating income                                        52.5                  47.4           -9.7%
Income before income taxes                              51.4                  40.5          -21.1%
Net income                                              28.4                  21.1          -25.5%
--------------------------------------------------------------------------------------------------
Exchange rate (Yen/US$)                               119.48                105.60         -13.88
Exchange rate (Yen/EURO)                              156.52                158.06           1.54
--------------------------------------------------------------------------------------------------
Net income per share-basic (yen)                       38.92                 29.20          -9.72
Net income per share-diluted (yen)                     37.88                 28.41          -9.47
--------------------------------------------------------------------------------------------------
Return on equity (%)                                     2.7                   2.0           -0.7
Income before income taxes on total assets (%)           2.3                   1.8           -0.5
Operating income on net sales (%)                        8.9                   8.2           -0.7
--------------------------------------------------------------------------------------------------
Capital expenditures                                    28.9                  27.3           -1.6
Depreciation for tangible fixed assets                  20.4                  18.6           -1.7
R&D expenditures                                        30.5                  32.4            1.8
--------------------------------------------------------------------------------------------------

(3) Three months ended June 30, 2007 and Three months ending June 30, 2008 (Forecast)



                                                                                 (Billions of yen)
---------------------------------------------------------------------------------------------------
                                                 Three months ended   Three months ending
                                                   June 30, 2007         June 30, 2008
                                                     (Results)            (Forecast)        Change
---------------------------------------------------------------------------------------------------
   Domestic sales                                      244.7                 248.0             1.3%
   Overseas sales                                      285.3                 288.0             0.9%
Net sales                                              530.1                 536.0             1.1%
Gross profit                                           228.7                 226.0            -1.2%
Operating income                                        46.6                  39.0           -16.3%
Income before income taxes                              53.2                  37.7           -29.2%
Net income                                              33.8                  23.0           -32.1%
---------------------------------------------------------------------------------------------------
Exchange rate (Yen/US$)                               120.77                100.00          -20.77
Exchange rate (Yen/EURO)                              162.72                160.00           -2.72
---------------------------------------------------------------------------------------------------
Capital expenditures                                    17.1                  18.5             1.3
Depreciation for tangible fixed assets                  16.8                  16.0            -0.8
R&D expenditures                                        27.2                  28.0             0.7
---------------------------------------------------------------------------------------------------

(4) Half year ended September 30, 2007 and Half year ending September 30, 2008 (Forecast)



                                                                                (Billions of yen)
--------------------------------------------------------------------------------------------------
                                                  Half year ended     Half year ending
                                                 September 30, 2007   September 30, 2008
                                                      (Results)          (Forecast)        Change
--------------------------------------------------------------------------------------------------
   Domestic sales                                      504.4                 513.0             1.7%
   Overseas sales                                      583.9                 587.0             0.5%
Net sales                                            1,088.3               1,100.0             1.1%
Gross profit                                           451.2                 447.0            -0.9%
Operating income                                        84.5                  72.5           -14.3%
Income before income taxes                              85.0                  70.3           -17.3%
Net income                                              53.1                  42.8           -19.5%
--------------------------------------------------------------------------------------------------
Exchange rate (Yen/US$)                               119.37                100.00          -19.37
Exchange rate (Yen/EURO)                              162.36                160.00           -2.36
--------------------------------------------------------------------------------------------------
Capital expenditures                                    39.6                  45.5             5.8
Depreciation for tangible fixed assets                  35.6                  34.0            -1.6
R&D expenditures                                        61.5                  63.0             1.4
--------------------------------------------------------------------------------------------------

RICOH COMPANY, LTD. AND CONSOLIDATED SUBSIDIARIES
FLASH REPORT (CONSOLIDATED RESULTS FOR THE YEAR ENDED MARCH 31, 2008)

1. RESULTS FOR THE PERIOD FROM APRIL 1, 2007 TO MARCH 31, 2008

(1) Operating Results                                          (Millions of yen)
--------------------------------------------------------------------------------
                                                    Year ended      Year ended
                                                  March 31, 2007  March 31, 2008
--------------------------------------------------------------------------------
Net sales                                            2,068,925       2,219,989
   (% change from the previous fiscal year)                8.4             7.3
Operating income                                       174,380         181,506
   (% change from the previous fiscal year)               17.4             4.1
Income from continuing operations before               174,519         174,669
   income taxes (% change from the previous
   fiscal year)                                           14.2             0.1
Net income                                             111,724         106,463
   (% change from the previous fiscal year)               15.1            -4.7
Net income per share-basic (yen)                        153.10          146.04
Net income per share-diluted (yen)                      151.89          142.15
Return on equity (%)                                      11.0             9.9
Income from continuing operations before income
   taxes on total assets (%)                               8.1             7.8
Operating income on net sales (%)                          8.4             8.2
--------------------------------------------------------------------------------

Notes:

i. Equity in income of affiliates: 1,247 million (Yen 1,539 million in previous fiscal year)

(2) Financial Position                                         (Millions of yen)
--------------------------------------------------------------------------------

                                                  March 31, 2007  March 31, 2008
--------------------------------------------------------------------------------
Total assets                                         2,243,406       2,214,368
Shareholders' investment                             1,070,913       1,080,196
Equity ratio (%)                                          47.7            48.8
Equity per share (yen)                                1,467.03        1,498.29
--------------------------------------------------------------------------------

(3) Cash Flows                                                 (Millions of yen)
--------------------------------------------------------------------------------
                                                    Year ended      Year ended
                                                  March 31, 2007  March 31, 2008
--------------------------------------------------------------------------------
Cash flows from operating activities                   167,297         194,363
Cash flows from investing activities                  -115,432        -198,350
Cash flows from financing activities                     9,282         -72,185
Cash and cash equivalents at end of period             255,737         170,607
--------------------------------------------------------------------------------

2. DIVIDEND INFORMATION                                        (Millions of yen)

                                                                               (Millions of yen)
------------------------------------------------------------------------------------------------
                                                    Year ended      Year ended     Year ending
                                                  March 31, 2007  March 31, 2008  March 31, 2009
------------------------------------------------------------------------------------------------
Cash dividends, applicable to the year (yen)             28.00           33.00           37.00
   Half year (yen)                                       13.00           16.00           18.00
   Year-end (yen)                                        15.00           17.00           19.00
Total annual dividends (millions of yen)                20,442          23,933              --
Payout Ratio (%)                                          18.3            22.6            25.0
Dividends on shareholders' equity (%)                      2.0             2.2              --
------------------------------------------------------------------------------------------------

3. FORECAST OF OPERATING RESULTS FROM APRIL 1, 2008 TO MARCH 31, 2009

                                                               (Millions of yen)
--------------------------------------------------------------------------------
                                               Half year ending     Year ending
                                              September 30, 2008  March 31, 2009
--------------------------------------------------------------------------------
Net sales                                            1,100,000       2,260,000
Operating income                                        72,500         180,000
Income before income taxes                              70,300         176,000
Net income                                              42,800         108,000
Net income per share-basic (yen)                         58.71          148.15
--------------------------------------------------------------------------------

* In accordance with Japanese regulations, Ricoh has issued forecast for its financial results for the fiscal year ending March 31, 2009. These forecast are forward-looking statements based on a number of assumptions and beliefs in light of the information currently available to management and subject to significant risks and uncertainties.

4. OTHERS

(1)  Significant changes to consolidated subsidiaries:
     Consolidated subsidiaries: 1 removal (Lanier Worldwide, Inc.)

(2)  Change in accounting method has been made.

(3)  Number of common stock outstanding (including treasury stock):

     As of March 31, 2008  744,912,078 shares  As of March 31, 2007  744,912,078 shares

(4)  Number of treasury stock:

     As of March 31, 2008  23,960,828 shares  As of March 31, 2007  14,924,405 shares

(REFERENCE) NON-CONSOLIDATED INFORMATION

1. RESULTS FOR THE PERIOD FROM APRIL 1, 2007 TO MARCH 31, 2008

(1) Operating Results                                          (Millions of yen)
--------------------------------------------------------------------------------
                                                   Year ended       Year ended
                                                 March 31, 2007   March 31, 2008
-----------------------------------------------------------------+--------------
Net sales                                            1,033,302       1,036,228
   (% change from the previous fiscal year)               10.6             0.3
Operating income                                        86,974          70,500
   (% change from the previous fiscal year)               24.8           -18.9
Ordinary income                                        105,231          79,585
   (% change from the previous fiscal year)               27.6           -24.4
Net income                                              71,908          54,669
   (% change from the previous fiscal year)               30.5           -24.0
Net income per share-basic (yen)                         98.48           74.99
Net income per share-diluted (yen)                       97.69           72.97

(2) Financial Position                                         (Millions of yen)
--------------------------------------------------------------------------------
                                                 March 31, 2007   March 31, 2008
--------------------------------------------------------------------------------
Total assets                                         1,076,290       1,067,876
Net assets                                             744,815         761,216
Equity ratio (%)                                          69.2            71.3
Net assets per share (yen)                            1,020.29        1,055.85

1. PERFORMANCE

(1) OPERATING RESULTS

*Overview

Consolidated net sales of Ricoh Group for fiscal year 2008 (April 1, 2007 to March 31, 2008) increased by 7.3% to Yen 2,219.9 billion from the previous corresponding period. This marks the fourteenth consecutive year-on-year revenue increase. During this period, the average yen exchange rates were Yen 114.40 against the U.S. dollar (up Yen 2.62) and Yen 161.69 against the euro (down
Yen 11.61). Sales would have increased by 5.4% excluding the effects of foreign currency exchange fluctuations.

Sales in all the segments such as the Office Solutions, Industrial Products and Other increased. As for the Office Solutions, sales of its digital plain paper copiers (PPCs), multifunctional printers (MFPs) and laser printers, mainly for color products, continuously increased and Information Technology services also increased its sales resulting from the expansion of solutions business. As for Industrial Products, sales of its thermal media, semiconductor and electronic component products increased. As for Other, digital camera increased its sales.

As a result, domestic sales increased by 1.4% from the previous corresponding period, to Yen 1,016.0 billion. Overseas sales also increased by 12.9% from the previous corresponding period, to Yen 1,203.9 billion.

Gross profit increased by 7.6% from the previous corresponding period, to Yen
927.7 billion. This increase was primarily due to the increased sales of value-added high-margin products such as color MFPs in addition to ongoing cost management controls. Foreign currency fluctuations also served as a factor behind the profit increase.

Selling, general and administrative expenses increased by 8.5% from the previous corresponding period, to Yen 746.2 billion. R&D expenses remain high level due to its focus on developing new products. Additionally due to our accelerated efforts in implementing measures for enhancing our capabilities to provide solutions and expanding business spheres, expenses increased. R&D expenses increased by Yen 11.0 billion from the previous corresponding period, to Yen
126.0 billion (5.7% of total sales).

As a result, operating income increased by 4.1% from the previous corresponding period, to Yen 181.5 billion.

In the other (income) expense, the decrease in other income was due to the appreciation of the Yen in the second half of this year. As a result, income from continuing operations before income taxes increased by 0.1% from the previous corresponding period, to Yen 174.6 billion.

The effective tax rate was 36.3%.

As a result, net income from continuing operations increased by 0.2% from the previous corresponding period, to Yen 106.4 billion. Net income decreased by 4.7% from net income including gain from the sale of the discontinued operations of Yen 5.5 billion for the previous corresponding period.

For assets, cash and cash equivalents decreased and other investments including goodwill increased due primarily to the formation of a joint venture company, InfoPrint Solutions Company, LLC, with IBM Corporation. As a result, total assets increased by Yen 29.0 billion to Yen 2,214.3 billion. Interest-bearing debt decreased by Yen 31.2 billion from the end of the previous corresponding period, to Yen 384.3 billion due to the enhancement of cash management in Japan, the Americas and Europe. The shareholders' equity increased by Yen 9.2 billion from the end of the previous corresponding period, to Yen 1,080.1 billion, and the equity ratio improved by 1.1 percentage point from the previous corresponding period, to 48.8%.

A year-end cash dividend of Yen 17.00 per share is proposed. Combined with the interim dividend of Yen 16.00 per share, the total dividend for the fiscal year ended March 31, 2008 will be Yen 33.00 per share.

[Graph 1] Consolidated performance

The graphs are omitted. The data in the omitted graphs can be shown at the schedule 1 in APPENDIX B.

*Consolidated Sales by Product Line

Office Solutions (Sales up 7.6% to Yen 1,909.5 billion)
-------------------------------------------------------
Net sales in the Office Solutions segment which consists of Imaging Solutions and Network System Solutions increased by 7.6% from the previous corresponding period, to Yen 1,909.5 billion despite the stiff competition against other manufacturers regarding the color equipment and solution business.

The breakdown of sales for Imaging Solutions and Network System Solutions is as shown below.

The sales would have increased by 5.5% excluding the effects of foreign currency fluctuations.

     Imaging Solutions (Sales up 8.2% to Yen 1,709.4 billion)
     --------------------------------------------------------

     Sales of PPCs, MFPs and printers, mainly color equipment, increased both in Japan and overseas due to its expanding product lines and enhanced solution sales structures. The new color MFP products launched as a standard new-generation color model played a large role in this sales increase. Overall sales increased by 8.2% from the previous corresponding period, to Yen 1,709.4 billion.

     The sales would have increased by 5.9% excluding the effects of foreign currency fluctuations.

     Network System Solutions (Sales up 3.0% to Yen 200.0 billion)
     -------------------------------------------------------------

     The increase in sales of IT services was due to the expansion of solution business. The sales of personal computers and PC servers increased slightly in Japan. As a result, sales in this category increased by 3.0% from the previous corresponding period, to Yen 200.0 billion.

Industrial Products (Sales up 8.2% to Yen 144.3 billion)
--------------------------------------------------------

Net sales in the Industrial Products segment increased by 8.2% from the previous corresponding period, to Yen 144.3 billion. Sales in semiconductors, thermal media as well as electric components increased.

Other (Sales up 3.1% to Yen 166.0 billion)
------------------------------------------

Net sales in this category increased by 3.1% from the previous corresponding period, to Yen 166.0 billion. Sales of digital cameras increased both in Japan and overseas in addition to good performance of the financing services in Japan.

     [Graph 2] Consolidated sales by product line
     The graphs are omitted. The data in the omitted graphs can be shown at the schedule 2 in APPENDIX B.

* Consolidated Sales by Geographic Area

Japan (Sales up 1.4% to Yen 1,016.0 billion)
--------------------------------------------

The Japanese economy was slowing in the second half of this year due to the increase in price of crude oil, the decline in stock market prices, the appreciation of the Yen, the flagging building investment and so on. Ricoh launched its new products and offered a wide range of solutions in an effort to cultivate a growing customers' needs for solutions and color products in the office solutions market. This effort resulted in a significant sales increase in color MFPs and printers and sales of IT services also increased as compared to the previous corresponding period. In the Industrial Products, sales in thermal media and electronic components increased. Sales in the Other increased due to the favorable performance in financing business as well as digital cameras. Overall sales in Japan increased by 1.4% from the previous corresponding period.

The Americas  (Sales up 2.0% to Yen 434.7 billion)
--------------------------------------------------

In the U.S., a competition in our market become more intensified while the subprime loan arises has precipitated a decline in the economy. The Office Solutions segment focused on strengthening sales structures and expanding product lines in order to provide the best solutions to meet the diverse range of customer needs for color, networking and high-speed products. As a result sales of color MFPs and printers exceeded the last fiscal year's level. These factors combined resulted in a 2.0% increase in the sales in the Americas. The increase in sales in this area would have increased by 4.3% excluding the effects of foreign currency fluctuations.

Europe  (Sales up 18.9% to Yen 603.2 billion)
---------------------------------------------

As the European economy remaining on a steady footing, the Office Solutions segment proceeded with further strengthening sales structures and expanding product lines in order to provide the best solutions to meet a diverse range of customer needs through the acquisition of Infotec Europe B.V. As a result, sales of PPCs, MFPs and printers exceeded last year's level mainly in color product categories, bringing overall sales in the Office Solutions segment up 19.1% over the previous corresponding period. Sales in the Industrial Products also increased due to the favorable performance of the thermal media and semiconductor business. These factors all resulted in an 18.9% increase in sales in Europe. The increase in sales in this area would have increased by 10.8% excluding the effects of foreign currency fluctuations.

Other (Sales up 24.7% to Yen 165.9 billion)
-------------------------------------------

The Other segment including China, other Asian countries and Oceania generally experienced economic evolution, with the Chinese economic continuious rapid growth despite a slight slowdown in some areas. Against this backdrop, the Office Solutions segment achieved higher sales of PPCs, MFPs and printers, largely for color products, in comparison with the previous corresponding period due to the increasing demand for both color and monocrome products. These factors all resulted in a 24.7% increase in overall sales in this area. The sales increase in this area would have increased by 19.3% excluding the effects of foreign currency fluctuations.

[Graph 3] Consolidated sales by geographic area
The graphs are omitted. The data in the omitted graphs can be shown at the schedule 3 in APPENDIX B.

*Segment Information

Business Segment
----------------

Office Solutions
----------------

Ricoh expanded product lines in the office equipment market as well as in the production printing and low-end markets. Ricoh also strengthened sales structures for solutions business. This resulted in increased sales of PPCs, MFPs and printers, mainly for color products, both in Japan and overseas in addition to increased sales in service and support including IT services. Consequently, overall sales in this segment increased by 7.6% from the previous corresponding period, to Yen 1,909.5 billion.

In terms of operating expenses, R&D expenses remain high level due to its focus on developing new products. Additionally due to its accelerated efforts in implementing measures for enhancing our capabilities to provide solutions and expanding business spheres, expenses increased. Ricoh has started to see the positive effect of its structural reform initiatives such as enhancing the efficiency of the core operations. As a result, operating income increased by 4.1% to Yen 234.6 billion from the previous corresponding period.

Capital investments increased as compared to the previous corresponding period due to mainly the purchase of molds for new products.

Total assets increased as compared to the previous corresponding period due to increases goodwill resulted from the formation of a joint venture company with IBM Corporation.

Industrial Products
-------------------

Sales in semiconductors, thermal media and electronic components remained steady. Sales in measuring instruments decreased slightly and sales in optical components decreased as compared to the previous corresponding period. As a result, overall sales in the Industrial Products segment increased by 7.8% to Yen 148.8 billion. Operating income increased from the previous corresponding period due to an increase in its sales volume.

Other
-----

The sales in the digital camera businesses increased. As a result, sales in the Other segment increased by 3.1%, operating income increased from the previous corresponding period.

                                                             (Billions of yen)
------------------------------------------------------------------------------
                                      Year ended      Year ended
                                    March 31, 2007  March 31, 2008  Change (%)
------------------------------------------------------------------------------
Office Solutions:
   Net sales                            1,774.4          1,909.5           7.6
   Operating income                       225.3            234.6           4.1
      Operating income on sales(%)         12.7             12.3     -0.4point
    Identifiable assets                 1,570.7          1,643.5           4.6
    Capital expenditures                   72.4             74.7           3.2
    Depreciation                           62.8             63.1           0.5
------------------------------------------------------------------------------
Industrial Products:
   Net sales                              138.1            148.8           7.8
   Operating income                         2.9              4.1          41.6
      Operating income on sales(%)          2.1              2.8      0.7point
    Identifiable assets                    93.3             91.6          -1.8
    Capital expenditures                    8.5              6.5         -24.2
    Depreciation                            6.0              5.8          -4.6
------------------------------------------------------------------------------
Other:
   Net sales                              161.0            166.0           3.1
   Operating income                         2.2              2.5          15.6
      Operating income on sales(%)          1.4              1.5      0.1point
    Identifiable assets                   112.2            106.2          -5.4
    Capital expenditures                    2.6              2.1         -18.6
    Depreciation                            2.0              2.1           2.7
------------------------------------------------------------------------------

Geographic Segment
------------------

Japan
-----

Sales in Japan increased in the Office Solutions, Industrial Products and Other segments. As a result, overall sales in Japan increased by 0.9% from the previous corresponding period, to Yen 1,535.5 billion. Operating expenses increased by 1.1% due to an increase in the net sales as well as increases in R&D expenses. Consequently, operating income decreased by 2.2% to Yen 107.9 billion and operating income on net sales decreased by 0.2 percentage point to 7.0%.

The Americas
------------

While sales increased by 1.5% to Yen 435.7 billion due to expanding business spheres, operating income decreased by 88.8% to Yen 2.3 billion due to a decline in the economy and a stiff competition in our market. Operating income as a percentage of net sales decreased by 4.4 percentage points to 0.5%.

Europe
------

Sales significantly increased for mainly color PPCs and MFPs compared with the previous corresponding period. As a result, net sales in Europe increased by 18.2% to Yen 604.8 billion. Operating income increased by 16.9% from the pervious corresponding period, to Yen 39.0 billion. Operating income as a percentage of net sales remained same as the previous corresponding period, to 6.5%.

Other
-----

Sales in the Chinese, Asian and Oceana markets increased from the previous corresponding period, mainly for color PPCs, MFPs and printers. A large number of products primarily including color MFPs manufactured in its Chinese production base were supplied on a global basis, significantly boosting the value of exports in China. Consequently, net sales in these areas were up 18.0% to Yen 317.5 billion on a year-on-year basis. Operating income rose 50.7% to Yen 26.4 billion due to increased production volume in these markets. The ratio of operating income to net sales also increased by 1.8 percentage points compared with the previous corresponding period, to 8.3%.

[Graph 4] Geographic segment information
The graphs are omitted. The data in the omitted graphs can be shown at the schedule 4 in APPENDIX B.

*Forecast for the entire fiscal year

Economic projections and Ricoh Group's strategies for fiscal year 2009
----------------------------------------------------------------------

The global economy is expected to continue growing at a sluggish pace due to the subprime loan, a price of crude oil and so on. The US economy is likely to remain highly stagnant, and the economy in Asian countries will slow down. The Japanese economy is expected to remain highly uncertain expanding due to the decline in stock market prices and appreciation of the Yen although the economy is continued expanding at a gradual pace.

Customer needs will become increasingly diversified in the Ricoh Group's markets. Competition is expected to heat up in the area of office solutions, especially the area of color products and solution business. Competition is expected to be fierce in both the Industrial Products and Other segments as companies try to respond to ever-diversifying customer needs.

Working against this backdrop, the Ricoh Group aims to enhance its competitive edge by "Creation of customer value" and "High efficiency management" that will promote the continuous growth and further development in the future. Ricoh will launch new products and services throughout fiscal year 2009 with an aim to "Creation of customer value". Ricoh will also step up our efforts to implement structural reforms and strengthening our business foundation in order to further enhance "High efficiency management".

Our performance forecast for fiscal year 2008 is as follows:
Exchange Rate Assumptions for the full year ended March 31, 2009
US$ 1  = Yen 100.00 (Yen 114.40 in previous fiscal year)
EURO 1 = Yen 160.00 (Yen 161.69 in previous fiscal year)

                                                                     (Billions of yen)
--------------------------------------------------------------------------------------
                                              Year ended       Year ending
                                             March 31, 2008   March 31, 2009
                                               (Results)       (Forecast)       Change
--------------------------------------------------------------------------------------
   Domestic sales                              1,016.0           1,038.0          2.2%
   Overseas sales                              1,203.9           1,222.0          1.5%
Net sales                                      2,219.9           2,260.0          1.8%(*1)
Gross profit                                     927.7             932.0          0.5%
Operating income                                 181.5             180.0         -0.8%
Income before income taxes                       174.6             176.0          0.8%
Net income                                       106.4             108.0          1.4%

Notes:

*1   It will be fifteenth consecutive years of sales growth.

* Ricoh bases the forecast estimates for the year ending March 31, 2009 above upon information currently available to management, which involves risks and uncertainties that could cause actual results to differ materially from those projected.

(2)  FINANCIAL POSITION

A)   Assets, Liabilities, and Shareholders' investment at Year-End

                                                                    (Billions of yen)
-------------------------------------------------------------------------------------
                                          March 31, 2007    March 31, 2008     Change
-------------------------------------------------------------------------------------
Total Assets                                   2,243.4           2,214.3        -29.0
Shareholders' investment                       1,070.9           1,080.1          9.2
Equity Ratio                                      47.7%             48.8%  1.1 points

For Assets, cash and cash equivalents decreased and other investments including goodwill increased due primarily to the formation of a joint venture company, InfoPrint Solutions Company, LLC, with IBM Corporation. As a result, total assets decreased by Yen 29.0 billion to Yen 2,214.3 billion.

For Liabilities, interest-bearing debt decreased from the end of the previous period through the enhancement of cash management system in Japan, the Americas and Europe. As a result, total liabilities decreased by Yen 39.7 billion to Yen 1,075.8 billion.

In Shareholders' investment, there was no major change in common stock or additional paid-in capital, but Accumulated other comprehensive income decreased due to the decrease in cumulative translation adjustments. Common stock for treasury increased by Yen 15.5 billion. As a result, total Shareholders' Investment increased by Yen 9.2 billion to Yen 1,080.1 billion due to the increase in retained earnings resulting from earning profit.

B)   Cash Flows

                                                                    (Billions of yen)
-------------------------------------------------------------------------------------
                                               Year ended       Year ended
                                             March 31, 2007   March 31, 2008   Change
-------------------------------------------------------------------------------------
Cash flows from operating activities              167.2            194.3         27.0
Cash flows from investing activities             -115.4           -198.3        -82.9
Cash flows from financing activities                9.2            -72.1        -81.4
Cash and Cash Equivalents at end of period        255.7            170.6        -85.1

Net cash provided by operating activities increased by Yen 27.0 billion from the previous corresponding period, to Yen 194.3 billion. While net income and depreciation increased, trade receivables and financial receivables increased due to the business expansion.

Net cash used in investing activities increased by Yen 82.9 billion from the previous corresponding period, to Yen 198.3 billion, due primarily to a payment for the formation of a joint venture company with IBM Corporation.

As a result, free cash flow generated by operating activities and investment activities decreased by Yen 55.8 billion from the previous corresponding period, to Yen 3.9 billion.

Net cash used in financing activities amounted to Yen 72.1 billion due primarily to a decrease in interest-bearing debt and purchase of common stock for treasury, while net cash used in financing activities was Yen 9.2 billion in the previous corresponding period due mainly to the proceeds from the issuance of convertible bonds.

As a result of the above, cash and cash equivalents as of the end of this fiscal year decreased by Yen 85.1 billion from the end of the previous corresponding period, to Yen 170.6 billion.

C)   Cash Flow Indices

--------------------------------------------------------------------------------------------------------------------------------
                                                Year ended       Year ended       Year ended       Year ended       Year ended
                                              March 31, 2004   March 31, 2005   March 31, 2006   March 31, 2007   March 31, 2008
--------------------------------------------------------------------------------------------------------------------------------
Shareholders' investment / Total assets             42.9%            44.2%            47.0%            47.7%            48.8%
Market capitalization / Total assets                85.3%            69.1%            82.2%            86.4%            53.3%
Interest bearing debt / Operating cash flow          2.8              3.1              2.2              2.5              2.0
Operating cash flow / Interest expense              29.3             28.3             33.7             22.8             40.2

Notes:

i.   All indices are calculated based on consolidated data.

ii. Market capitalization equals the stock price at the end of fiscal year multiples by the number of shares outstanding at the end of fiscal year.

iii. Operating cash flows is shown in consolidated statement of cash flow. Interest bearing debt equals all debt in consolidated balance sheets.

(3)  DIVIDEND POLICY

          Ricoh endeavors to ensure that policies are regularly updated to take the dividend payout ratio into consideration in the payment of dividends, while at the same time increasing retained earnings for the enhancement of corporate structure and the new business generation. Furthermore, these retained earnings will be used both in the reinforcement of core businesses and for investment in new fields with both medium-term and long-term perspectives.

          The total dividend per share for the fiscal year ended March 31, 2008 and March 31, 2009 will be Yen 33.00 (increased by Yen 5.00 compared with the dividend for fiscal year ended March 31, 2007) and Yen 37.00, respectively.

(4)  RISK FACTORS

          Ricoh is exposed to various risks which include the risks listed below. Although certain risks that may affect Ricoh's businesses are listed in this section, this list is not exhaustive. Ricoh's business may in the future also be affected by other risks that are currently unknown or that are not currently considered significant or material.

               -Ability to respond to rapid technological changes in the
                document imaging and management industry

               -Highly competitive markets

               -The risks of international operations and the risks of overseas expansion

               -Economic trends in Ricoh's major markets

               -Foreign exchange fluctuations

               -Crude oil price fluctuations

               -Government regulation that can limit its activities or increase its cost of operations

               -Internal control evaluations and attestation over financial reporting under section 404 of the Sarbanes-Oxley Act of 2002

               -Dependence on protecting its intellectual property rights

               -Dependence on securing and retaining specially skilled personnel

               -Adverse affection by its employee benefit obligations

               -Environmental laws and regulations

               -Risks associated with Ricoh's equipment financing business

               -Product liability claims that could significantly affect its financial condition

               -Alliances with other entities

               -Catastrophic disaster, information technology problems or infectious diseases

2.   GROUP POSITION

The Ricoh Group comprises 306 subsidiaries and 11 affiliates as of March 31,
2008.

Their development, manufacturing, sales, and service activities center on Office Solutions, Industrial Products, and Other.

Ricoh Company, Ltd., a parent company, heads development. The parent company and subsidiaries or affiliates maintain an integrated domestic and international manufacturing structure. Below, we have listed our main product areas and the positions of key subsidiaries and affiliates.

(Office Solutions)

In this business category, Ricoh provides products and systems that support the enhancement of the office productivity of customers. Major products include:

Digital/analog copiers, MFPs (multifunctional printers), laser printers, facsimile machines, and digital duplicators. Ricoh also provides solution systems including personal computers and servers, utilizing its information technology. Another business Ricoh also provides are support, service, and related supplies, as well as support and service including IT environment setup and network administration.

[Main Subsidiaries and Affiliates]

Production

     Japan...Tohoku Ricoh Co., Ltd., Ricoh Elemex Corporation,
          Ricoh Unitechno Co., Ltd., Hasama Ricoh Inc.,
          Ricoh Microelectronics Co., Ltd., Ricoh Keiki Co., Ltd., and Ricoh Printing Systems, Ltd.

     The Americas...Ricoh Electronics, Inc.

     Europe...Ricoh UK Products Ltd., Ricoh Industrie France S.A.S.

     Other regions...Ricoh Asia Industry (Shenzhen) Ltd.,
                  Shanghai Ricoh Digital Equipment Co., Ltd.

Sales and Service

     Japan ...Hokkaido Ricoh Co., Ltd., Ricoh Tohoku Co., Ltd.,
           Ricoh Sales Co., Ltd., Ricoh Chubu Co., Ltd.,
           Ricoh Kansai Co., Ltd., Ricoh Chugoku Co., Ltd.,
           Ricoh Kyushu Co., Ltd., and 26 other sales companies nationwide, Ricoh Technosystems Co., Ltd., Ricoh Leasing Co., Ltd., and Ricoh Logistics System Co., Ltd.

     The Americas...Ricoh Americas Corporation, InfoPrint Solutions Company

     Europe...Ricoh Europe PLC, Ricoh Deutschland GmbH, Ricoh UK Ltd.,
           Ricoh France S.A.S., Ricoh Espana S.A., Ricoh Italia S.p.A. and NRG Group PLC

     Other regions...Ricoh China Co., Ltd., Ricoh Hong Kong Ltd.,
                  Ricoh Asia Pacific Operations Ltd.,
                  Ricoh Asia Pacific Pte. Ltd., Ricoh Australia Pty, Ltd., and Ricoh New Zealand Ltd.

(Industrial Products)

Manufacturing and marketing thermal media, optical equipments, semiconductors, electronic component and measuring equipments

[Main Subsidiaries and Affiliates]

Production and Sales

     Japan...Ricoh Optical Industries Co., Ltd., Ricoh Elemex Corporation, and
          Ricoh Microelectronics Co., Ltd.

     The Americas...Ricoh Electronics, Inc.

     Europe...Ricoh Industrie France S.A.S.

(Other)

Supplying optical discs and digital camera, and providing leasing and logistics services

[Main Subsidiaries and Affiliates]

Sales
     Ricoh Americas Corporation, Ricoh Europe PLC

Other
     Ricoh Leasing Co., Ltd., Ricoh Logistics System Co., Ltd.

(Chart of Business System)

The chart of group position is omitted.

3.   MANAGEMENT POLICY

(1)  Basic Management Policy

Ricoh Group announced a group vision "Winner in the 21st Century" (Build a strong global RICOH brand), and aims to gain the strong trust of customers by continually contributing to greater customer productivity and knowledge creation, thereby continuing to grow and develop. To these ends, Ricoh is promoting business activities in order to provide innovative products and services for all customers who handle information at work in offices and in their lives out of the office, based on the Ricoh values of "Harmonize with the environment", "Simplify your life and work", and "Support knowledge management".

In the 16th Mid-Term Management Plan for the period April 2008 to March 2011, the following 5 basic strategies are established for group management.

     i.   Become the top company in targeted business areas
     ii.  Strengthen and accelerate environmental management
     iii. Promote Ricoh Quality
     iv.  Create new business lines
     v.   Build a strong global RICOH brand

(2)  Medium and Long Term Management Strategy

Up to now, in Ricoh Group's main business of office solutions, in addition to manufacturing and sales of simple copying machines and printers, Ricoh has provided document management systems through digital image equipment and networking, thereby improving customers' businesses. Ricoh also implemented reforms for a higher productivity business structure.

In the previous 15th Mid-Term Management Plan, in order to create a stronger earnings foundation in general office copying equipment and printers, Ricoh pushed forward from black & white to color, incorporated advanced digital technologies, and progressed to network capable equipment, providing solutions which meet the needs of customer business environments. Ricoh also positioned the production printing market and low-end market as new growth areas, and is actively developing these businesses.

In its 16th Mid-Term Management Plan, Ricoh shall put even more emphasis on customer viewpoints, and continue providing products and services which exceed customer expectations, thereby earning even greater trust of customers. Especially in the office solutions area, Ricoh Group plans to utilize its strengths such as customer contact abilities, excellent product line, ability to propose solutions, global business development abilities, and image processing technologies, to respond to increasingly diverse needs of more customers, and strengthen its business foundations. Specifically, "Work flow", "Security", "TCO (Total Cost of Ownership)", "Compliance", and "Environment" are important issues for customers. Ricoh will focus on these to provide greater customer value.

Ricoh will construct and apply document solutions with networked printing solutions by efficiently networking multiple copying machines and printers, and systems with centralized storage, search, and output by file servers, and thereby contribute to raising overall customer business productivity.

Furthermore, Ricoh is aiming at creating new service businesses (business process outsourcing). Towards achieving these goals, Ricoh is working to develop solution platforms and enhance its solution sales organization. Ricoh is providing better color laser printer and GELJET printer products to boost growth of its low-end business and rapidly establish the production printing business, thus expanding its business areas in the printing market.

In the industrial market, allocation of business resources is focused on businesses where large growth is expected. Ricoh will put efforts into strengthening cooperation between technical fields and business areas in order to combine diverse fields and create new businesses.

Ricoh is also making further advances in business development in emerging markets, in both the office solutions market and the industrial market.

In order to increase or create customer value and boost earning power in each business, it is important to secure competitive superiority through technology. Ricoh will continue to actively work to strengthen its technical abilities.

Basic strategy achievements this period until today are as follows.

In the office solutions market, Ricoh continually creates new color multifunction machines and color laser printers, further enhancing the product line.

As a main color multifunction machine, Ricoh launched the imagio MP C7500/6000 (name outside Japan: Aficio C7500/C6000), which reduces its standard power consumption to 1/2 of existing machines, and produces higher quality images by adopting "New color PxP toner". We also launched the "imagio Neo 753RC/603RC", with a recycle parts mass ratio of 88%, and by incorporating Ricoh's unique energy conservation technologies "HYBRID QSU" and "QSU", is far below the recommended power consumption level determined in green purchasing criteria.

By achieving excellent environmental performance, higher image quality, and advanced security functions in these new product launches, Ricoh's stronger product line has led it to attain large market shares in color copier/multifunction equipment markets in Japan and overseas.

In the low-end printer market, Ricoh launched the IPSiO SP 220 (name outside
Japan: Aficio SP C220N), a color laser printer priced similar to black & white printers, which adopts a compact and stylish design and achieves high productivity, printing black & white or color at 16 pages/minute. It can be utilized in a variety of situations, as a high performance color laser printer used at small offices and shop service desks, on an office desktop, or as a shared printer for small work groups.

Also, further progress has been made in the unique GELJET technology which combines the advantages of both ink jet and laser technologies. Ricoh launched the IPSiO GX 3000SF/GX3000S (name outside Japan: Aficio GX3000SF/GX3000S/ 3050sfn). This is a color multifunction machine for business users (maximum 4 functions per machine), which achieves higher quality images, higher speed printing, low cost, energy conservation, and saves space.

With these new products, Ricoh continues to create the new low-end business color market.

To expand business in the production printing market, Ricoh established a joint venture company with IBM, "InfoPrint Solutions Company" in June 2007 (the plan is to make it a wholly owned Ricoh subsidiary in 2010). The company will start operating with 1,200 employees worldwide, and the plan is to add about 1,000 printer maintenance staff in June 2008. The new company will combine Ricoh Group strengths in hardware and software development and production with InfoPrint's strengths in service and software and IT solutions, to provide all sizes of customers with output solutions for office printing, industrial printing, large printing systems, and commercial printing environments.

J.D. Power Asia Pacific, Inc. is an international institute specialized in customer satisfaction surveys. In its "2007 Japan Printer Satisfaction Study", Ricoh achieved 1st place in both color printers and black & white printers. Ricoh also achieved the highest evaluation in J.D. Power's "2007 Japan Copier/Multifunction Product Customer Satisfaction Study", for both color machines and black & white machines. Furthermore, Ricoh Technosystems Co., Ltd. received the highest evaluation for system planning and construction 2 years in a row, in its "2007 Japan Solution Provider Satisfaction Study". Ricoh will further strengthen its highly evaluated products, sales handling, support, and services, and advance its efforts from the customer's standpoint.

In the industrial market, a new factory for the thermal media business began operating in China, enabling more stable product supply for the China market, in which large growth is expected. Also, in the semiconductor business, products such as Ricoh's power supply ICs for mobile phones have attained leading global market shares.

Finally, towards achievement of its growth strategy, Ricoh continued to strengthen its business foundations in this period. In sales and services, Ricoh combined companies in each region of the USA, Europe, and Japan, working to strengthen its sales organization, and to increase business efficiency.

In development, at the Ricoh Technology Center which combines the design and development functions, we are promoting design and development process innovation by a cross-functional organization, and rapidly achieving higher development efficiency.

(3)  Issues to Face

Customer needs are increasingly diversifying. It is increasingly difficult to satisfy customers' needs by providing prices and functions of purchased products or specific services. There is also diverse and increasingly harsh competition in color equipment and solutions development.

In this rapidly changing market environment, in order for Ricoh Group to continually achieve growth and development and establish a global brand, we consider it most important to thoroughly execute "Creation of customer value" and "High efficiency management", and thereby enhance our competitive strength as a company to gain greater trust of customers.

In "Creation of customer value", Ricoh will increasingly practice active discovery of new value by "Customer Satisfaction Management", in addition to Ricoh's unique abilities to pursue the 3 customer values of "Harmonize with the environment", "Simplify your life & work", and "Support knowledge management". That is, Ricoh will strive further to provide products and services which help customers contribute to global environmental conservation, pursue ease of use which enables customers to thoroughly utilize products and services, support knowledge creation activities by customers, and create environments for knowledge creation.

In order to boost earnings strength of the overall group, Ricoh will continue working for "High efficiency management". By promoting structural innovations in development, production, sales, etc., selecting businesses for complete focus, and improved business processes, Ricoh will boost earnings power of the overall group and individual businesses. We recognize that another vital issue is ensuring that results of early investments towards growth lead to earnings. Furthermore, by investing profits created in business areas and stronger technologies where large growth is expected, Ricoh will work to boost sales and profits, further growing its corporate value.

4. CONSOLIDATED FINANCIAL STATEMENTS

(1) CONSOLIDATED BALANCE SHEETS
(March 31, 2007 and 2008)

Assets

                                                                                        (Millions of yen)
---------------------------------------------------------------------------------------------------------
                                                                  March 31, 2007  March 31, 2008   Change
---------------------------------------------------------------------------------------------------------
Current Assets
   Cash and time deposits                                              257,154         172,138    -85,016
   Trade receivables                                                   693,237         699,043      5,806
   Inventories                                                         184,354         192,023      7,669
   Other current assets                                                 65,347          60,936     -4,411
Total Current Assets                                                 1,200,092       1,124,140    -75,952
Fixed Assets
   Tangible fixed assets                                               264,668         254,633    -10,035
   Finance receivables                                                 435,874         445,436      9,562
   Other investments                                                   342,772         390,159     47,387
Total Fixed Assets                                                   1,043,314       1,090,228     46,914
---------------------------------------------------------------------------------------------------------
Total Assets                                                         2,243,406       2,214,368    -29,038
=========================================================================================================
Note:
Contents of cash and time deposits:
   Cash and cash equivalents                                           255,737         170,607
   Time deposits                                                         1,417           1,531

Liabilities and Shareholders' Investment

                                                                                        (Millions of yen)
---------------------------------------------------------------------------------------------------------
                                                                  March 31, 2007  March 31, 2008   Change
---------------------------------------------------------------------------------------------------------
Current Liabilities
   Trade payables                                                     367,211          360,569     -6,642
   Short-term borrowings                                              178,847          158,442    -20,405
   Other current liabilities                                          189,554          194,745      5,191
Total Current Liabilities                                             735,612          713,756    -21,856
Fixed Liabilities
   Long-term indebtedness                                             236,801          225,930    -10,871
   Accrued pension and severance costs                                 99,028           99,830        802
   Other fixed liabilities                                             44,183           36,373     -7,810
Total Fixed Liabilities                                               380,012          362,133    -17,879
---------------------------------------------------------------------------------------------------------
Total Liabilities                                                   1,115,624        1,075,889    -39,735
---------------------------------------------------------------------------------------------------------
Minority Interest                                                      56,869           58,283      1,414
---------------------------------------------------------------------------------------------------------
Shareholders' Investment
   Common stock                                                       135,364          135,364         --
   Additional paid-in capital                                         186,454          186,448         -6
   Retained earnings                                                  752,398          835,238     82,840
   Accumulated other comprehensive income (loss)                       26,998          -31,005    -58,003
   Treasury stock                                                     -30,301          -45,849    -15,548
Total Shareholders' Investment                                      1,070,913        1,080,196      9,283
---------------------------------------------------------------------------------------------------------
Total Liabilities and Shareholders' Investment                      2,243,406        2,214,368    -29,038
=========================================================================================================
Note: Other comprehensive income;
   Net unrealized holding gains on available-for-sale securities        9,001            1,316     -7,685
   Pension liability adjustments (including adjustment to              -9,406          -20,788    -11,382
      initially apply to SFAS No.158, net of tax)
   Net unrealized gains (losses) on derivative instruments                -28             -408       -380
   Cumulative translation adjustments                                  27,431          -11,125    -38,556

Reference: Exchange rate     March 31, 2007   March 31, 2008
           US$ 1                 Yen 118.05       Yen 100.19
           EURO 1                Yen 157.33       Yen 158.19

(2) CONSOLIDATED STATEMENTS OF INCOME

(Three months ended March 31, 2007 and 2008)

                                                                                             (Millions of yen)
--------------------------------------------------------------------------------------------------------------
                                                        Three months ended  Three months ended
                                                          March 31, 2007      March 31, 2008     Change    %
--------------------------------------------------------------------------------------------------------------
Net sales                                                     576,291             579,577         3,286    0.6
Cost of sales                                                 341,169             340,519          -650   -0.2
      Percentage of net sales (%)                                59.2                58.8
Gross Profit                                                  235,122             239,058         3,936    1.7
      Percentage of net sales (%)                                40.8                41.2
Selling, general and administrative expenses                  182,557             191,572         9,015    4.9
      Percentage of net sales (%)                                31.7                33.0
Operating income                                               52,565              47,486        -5,079   -9.7
      Percentage of net sales (%)                                 9.1                 8.2
Other (income) expense
   Interest and dividend income                                 2,055               1,787          -268  -13.0
      Percentage of net sales (%)                                 0.4                 0.3
   Interest expense                                             2,227               1,369          -858  -38.5
      Percentage of net sales (%)                                 0.4                 0.2
   Other, net                                                     933               7,320         6,387  684.6
      Percentage of net sales (%)                                 0.2                 1.3
Income before income taxes,
   equity income and minority interests                        51,460              40,584       -10,876  -21.1
      Percentage of net sales (%)                                 8.9                 7.0
Provision for income taxes                                     21,342              17,781        -3,561  -16.7
      Percentage of net sales (%)                                 3.7                 3.1
Minority interests in earnings of subsidiaries                  1,282               1,582           300   23.4
      Percentage of net sales (%)                                 0.2                 0.3
Equity in earnings of affiliates                                 -409                 -34           375     --
      Percentage of net sales (%)                                -0.1                 0.0
Net income                                                     28,427              21,187        -7,240  -25.5
      Percentage of net sales (%)                                 4.9                 3.7

Reference : Exchange rate
            US$ 1                                          Yen 119.48          Yen 105.60
            EURO 1                                         Yen 156.52          Yen 158.06

(Year ended March 31, 2007 and 2008)

                                                                                             (Millions of yen)
--------------------------------------------------------------------------------------------------------------
                                                           Year ended         Year ended
                                                         March 31, 2007     March 31, 2008       Change    %
--------------------------------------------------------------------------------------------------------------
Net sales                                                   2,068,925          2,219,989        151,064    7.3
Cost of sales                                               1,206,519          1,292,262         85,743    7.1
      Percentage of net sales (%)                                58.3               58.2
Gross Profit                                                  862,406            927,727         65,321    7.6
      Percentage of net sales (%)                                41.7               41.8
Selling, general and administrative expenses                  688,026            746,221         58,195    8.5
      Percentage of net sales (%)                                33.3               33.6
Operating income                                              174,380            181,506          7,126    4.1
      Percentage of net sales (%)                                 8.4                8.2
Other (income) expense
   Interest and dividend income                                 5,501              6,341            840   15.3
      Percentage of net sales (%)                                 0.3                0.3
   Interest expense                                             7,350              4,835         -2,515  -34.2
      Percentage of net sales (%)                                 0.4                0.2
   Other, net                                                  -1,988              8,343         10,331     --
      Percentage of net sales (%)                                -0.1                0.4
Income from continuing operations before income taxes,
   equity income and minority interests                       174,519            174,669            150    0.1
      Percentage of net sales (%)                                 8.4                7.9
Provision for income taxes                                     64,326             63,396           -930   -1.4
      Percentage of net sales (%)                                 3.1                2.9
Minority interests in earnings of subsidiaries                  5,508              6,057            549   10.0
      Percentage of net sales (%)                                 0.3                0.3
Equity in earnings of affiliates                                1,539              1,247           -292  -19.0
      Percentage of net sales (%)                                 0.1                0.1
Income from continuing operations                             106,224            106,463            239    0.2
      Percentage of net sales (%)                                 5.1                4.8
Income from discontinued operations, net of tax                 5,500                 --         -5,500     --
      Percentage of net sales (%)                                 0.3                 --
Net income                                                    111,724            106,463         -5,261   -4.7
      Percentage of net sales (%)                                 5.4                4.8

Reference : Exchange rate
            US$ 1                                          Yen 117.02         Yen 114.40
            EURO 1                                         Yen 150.08         Yen 161.69

                                       19

(3)-1. CONSOLIDATED SALES BY PRODUCT CATEGORY

(Three months ended March 31, 2007 and 2008)

                                                                                 (Millions of yen)
--------------------------------------------------------------------------------------------------
                                              Three months ended  Three months ended
                                                March 31, 2007      March 31, 2008    Change    %
--------------------------------------------------------------------------------------------------
[Office Solutions]
Imaging Solutions                                   442,138             447,786        5,648   1.3
   Percentage of net sales (%)                         76.7                77.3
Network System Solutions                             58,924              58,512         -412  -0.7
   Percentage of net sales (%)                         10.2                10.1
Total Office Solutions                              501,062             506,298        5,236   1.0
   Percentage of net sales (%)                         86.9                87.4
--------------------------------------------------------------------------------------------------
[Industrial Products]
Industrial Products                                  34,561              32,591       -1,970  -5.7
   Percentage of net sales (%)                          6.0                 5.6
--------------------------------------------------------------------------------------------------
[Other]
Other                                                40,668              40,688           20   0.0
   Percentage of net sales (%)                          7.1                 7.0
--------------------------------------------------------------------------------------------------
Grand Total                                         576,291             579,577        3,286   0.6
   Percentage of net sales (%)                        100.0               100.0
--------------------------------------------------------------------------------------------------

Reference : Exchange rate
            US$ 1                                Yen 119.48          Yen 105.60
            EURO 1                               Yen 156.52          Yen 158.06

(Year ended March 31, 2007 and 2008)

                                                                         (Millions of yen)
------------------------------------------------------------------------------------------
                                                Year ended      Year ended
                                              March 31, 2007  March 31, 2008   Change  %
------------------------------------------------------------------------------------------
[Office Solutions]
Imaging Solutions                                1,580,155       1,709,491    129,336  8.2
   Percentage of net sales (%)                        76.4            77.0
Network System Solutions                           194,312         200,082      5,770  3.0
   Percentage of net sales (%)                         9.4             9.0
Total Office Solutions                           1,774,467       1,909,573    135,106  7.6
   Percentage of net sales (%)                        85.8            86.0
------------------------------------------------------------------------------------------
[Industrial Products]
Industrial Products                                133,387         144,340     10,953  8.2
   Percentage of net sales (%)                         6.4             6.5
------------------------------------------------------------------------------------------
[Other]
Other                                              161,071         166,076      5,005  3.1
   Percentage of net sales (%)                         7.8             7.5
------------------------------------------------------------------------------------------
Grand Total                                      2,068,925       2,219,989    151,064  7.3
   Percentage of net sales (%)                       100.0           100.0
------------------------------------------------------------------------------------------

Reference : Exchange rate
            US$ 1                               Yen 117.02      Yen 114.40
            EURO 1                              Yen 150.08      Yen 161.69

* Each category includes the following product line:

Imaging Solutions          Digital PPCs, color PPCs, digital duplicators,
                           facsimile machines, analog PPCs, diazo copiers, scanners, MFPs(multifunctional printers), laser printers and software

Network System Solutions   Personal computers, PC servers, network systems and
                           network related software

Industrial Products        Thermal media, optical equipments, semiconductors,
                           electronic component and measuring equipments

Other                      Optical discs and digital camera

(3)-2. CONSOLIDATED SALES BY GEOGRAPHIC AREA

(Three months ended March 31, 2007 and 2008)

                                                                             (Millions of yen)
----------------------------------------------------------------------------------------------
                                       Three months ended   Three months ended
                                         March 31, 2007       March 31, 2008     Change     %
----------------------------------------------------------------------------------------------
[Domestic]                                   272,943              266,943        -6,000   -2.2
   Percentage of net sales (%)                  47.4                 46.1
[Overseas]                                   303,348              312,634         9,286    3.1
   Percentage of net sales (%)                  52.6                 53.9
      The Americas                           117,084              110,846        -6,238   -5.3
         Percentage of net sales (%)            20.3                 19.1
      Europe                                 150,856              159,574         8,718    5.8
         Percentage of net sales (%)            26.2                 27.5
      Other                                   35,408               42,214         6,806   19.2
         Percentage of net sales (%)             6.1                  7.3
Grand Total                                  576,291              579,577         3,286    0.6
   Percentage of net sales (%)                 100.0                100.0

Reference : Exchange rate
            US$ 1                         Yen 119.48           Yen 105.60
            EURO 1                        Yen 156.52           Yen 158.06

(Year ended March 31, 2007 and 2008)

                                                                      (Millions of yen)
---------------------------------------------------------------------------------------
                                         Year ended       Year ended
                                       March 31, 2007   March 31, 2008    Change     %
---------------------------------------------------------------------------------------
[Domestic]                                1,002,251        1,016,034      13,783    1.4
    Percentage of net sales (%)                48.4             45.8
[Overseas]                                1,066,674        1,203,955     137,281   12.9
    Percentage of net sales (%)                51.6             54.2
      The Americas                          426,453          434,799       8,346    2.0
         Percentage of net sales (%)           20.6             19.6
      Europe                                507,158          603,219      96,061   18.9
         Percentage of net sales (%)           24.5             27.2
      Other                                 133,063          165,937      32,874   24.7
         Percentage of net sales (%)            6.5              7.4
Grand Total                               2,068,925        2,219,989     151,064    7.3
    Percentage of net sales (%)               100.0            100.0

Reference : Exchange rate
            US$ 1                        Yen 117.02       Yen 114.40
            EURO 1                       Yen 150.08       Yen 161.69

                                       21

(4) CONSOLIDATED STATEMENTS OF SHAREHOLDERS' INVESTMENT

Year ended March 31, 2007

                                                                                                           (Millions of yen)
-----------------------------------------------------------------------------------------------------------------------------
                                                                                        Accumulated
                                                                                           other
                                                                 Additional            comprehensive                Total
                                                         Common    paid-in   Retained      income     Treasury  Shareholders'
                                                         stock     capital   earnings      (loss)      stock      Investment
-----------------------------------------------------------------------------------------------------------------------------
Beginning balance                                       135,364    186,450    665,394       4,099      -31,062      960,245
Cumulative effect of adjustment resulted from applying
   SAB No.108                                                --         --     -6,464          --           --       -6,464
-----------------------------------------------------------------------------------------------------------------------------
Beginning balance (after adjustment)                    135,364    186,450    658,930       4,099      -31,062      953,781
-----------------------------------------------------------------------------------------------------------------------------
Gain (Loss) on disposal of treasury stock                                4                                                4
Dividends declared and approved                                               -18,256                               -18,256
Comprehensive income
   Net income                                                                 111,724                               111,724
   Net unrealized holding gains
      on available-for-sale securities                                                         73                        73
   Pension liability adjustment                                                               970                       970
   Net unrealized losses on derivative instruments                                           -185                      -185
   Cumulative translation adjustments                                                      24,774                    24,774
-----------------------------------------------------------------------------------------------------------------------------
   Total comprehensive income                                                                                       137,356
=============================================================================================================================
Adjustment to initially apply SFAS No.158                                                  -2,733                    -2,733
Net changes in treasury stock                                                                              761          761
-----------------------------------------------------------------------------------------------------------------------------
Ending balance                                          135,364    186,454    752,398      26,998      -30,301    1,070,913
=============================================================================================================================

Year ended March 31, 2008

                                                                                                           (Millions of yen)
-----------------------------------------------------------------------------------------------------------------------------
                                                                                        Accumulated
                                                                                           other
                                                                 Additional            comprehensive                Total
                                                         Common    paid-in   Retained      income     Treasury  Shareholders'
                                                         stock     capital   earnings      (loss)      stock      Investment
-----------------------------------------------------------------------------------------------------------------------------
Beginning balance                                       135,364    186,454   752,398       26,998      -30,301    1,070,913
Cumulative effect of adjustment resulted from applying
   EITF No.06-2                                              --         --      -995           --           --         -995
-----------------------------------------------------------------------------------------------------------------------------
Beginning balance (after adjustment)                    135,364    186,454   751,403       26,998      -30,301    1,069,918
-----------------------------------------------------------------------------------------------------------------------------
Gain (Loss) on disposal of treasury stock                               -6                                               -6
Dividends declared and approved                                              -22,628                                -22,628
Comprehensive income
   Net income                                                                 106,463                               106,463
   Net unrealized holding losses
      on available-for-sale securities                                                      -7,685                   -7,685
   Pension liability adjustment                                                            -11,382                  -11,382
   Net unrealized losses on derivative instruments                                            -380                     -380
   Cumulative translation adjustments                                                      -38,556                  -38,556
-----------------------------------------------------------------------------------------------------------------------------
   Total comprehensive income                                                                                        48,460
=============================================================================================================================
Net changes in treasury stock                                                                          -15,548      -15,548
-----------------------------------------------------------------------------------------------------------------------------
Ending balance                                          135,364    186,448   835,238       -31,005     -45,849    1,080,196
=============================================================================================================================

(5) CONSOLIDATED STATEMENTS OF CASH FLOWS

(Year ended March 31, 2007 and 2008)

                                                                                           (Millions of yen)
------------------------------------------------------------------------------------------------------------
                                                                               Year ended       Year ended
                                                                             March 31, 2007   March 31, 2008
------------------------------------------------------------------------------------------------------------
I. Cash Flows from Operating Activities:
   Net income                                                                    111,724          106,463
   Income from discontinued operations, net of tax                                -5,500               --
------------------------------------------------------------------------------------------------------------
   Income from continuing operations                                             106,224          106,463
   Adjustments to reconcile net income to net cash
   provided by operating activities--
      Depreciation and amortization                                               89,632           95,788
      Equity in earnings of affiliates, net of dividends received                   -711             -622
      Deferred income taxes                                                       -2,197            4,970
      Loss on disposal and sales of tangible fixed assets                          3,722            2,174
      Pension and severance costs, less payments                                    -773             -320
      Changes in assets and liabilities--
         Increase in trade receivables                                           -15,919          -16,567
         (Increase) Decrease in inventories                                       -1,494              129
         Increase in finance receivables                                         -28,047          -17,183
         (Decrease) Increase in trade payables                                     2,199           -7,491
         Increase in accrued income taxes and
         accrued expenses and other                                               11,175            5,216
      Other, net                                                                   3,486           21,806
------------------------------------------------------------------------------------------------------------
   Net cash provided by operating activities                                     167,297          194,363
------------------------------------------------------------------------------------------------------------
II. Cash Flows from Investing Activities:
     Proceeds from sales of property, plant and equipment                            463            1,194
     Expenditures for tangible fixed assets                                      -85,747          -85,205
     Payments for purchases of available-for-sale securities                     -97,158          -97,958
     Proceeds from sales of available-for-sale securities                         96,087          100,025
     (Increase) Decrease in time deposits, net                                        64             -240
     Proceeds from sales of discontinued operation                                12,000               --
     Purchase of business, net of cash acquired                                  -23,200          -96,796
     Other, net                                                                  -17,941          -19,370
------------------------------------------------------------------------------------------------------------
   Net cash used in investing activities                                        -115,432         -198,350
------------------------------------------------------------------------------------------------------------
III. Cash Flows from Financing Activities:
     Proceeds from long-term indebtedness                                         60,157           67,166
     Repayment of long-term indebtedness                                         -49,115          -75,716
     Increase in short-term borrowings, net                                        8,362          -14,598
     Proceeds from issuance of long-term debt securities                          65,274               --
     Repayment of long-term debt securities                                      -55,000          -10,000
     Dividend paid                                                               -18,240          -22,628
     Payment for purchase of treasury stock                                         -799          -15,770
     Other, net                                                                   -1,357             -639
------------------------------------------------------------------------------------------------------------
   Net cash provided by (used in) financing activities                             9,282          -72,185
------------------------------------------------------------------------------------------------------------
IV. Net Increase in Cash and Cash Equivalents from discontinued operations           825               --
------------------------------------------------------------------------------------------------------------
V. Effect of Exchange Rate Changes on Cash and Cash Equivalents                    6,710           -8,958
------------------------------------------------------------------------------------------------------------
VI. Net Increase (Decrease) in Cash and Cash Equivalents                          68,682          -85,130
------------------------------------------------------------------------------------------------------------
VII. Cash and Cash Equivalents at Beginning of Year                              187,055          255,737
------------------------------------------------------------------------------------------------------------
VIII. Cash and Cash Equivalents at End of Year                                   255,737          170,607
------------------------------------------------------------------------------------------------------------

(6) SIGNIFICANT ACCOUNTING POLICIES (CONSOLIDATED)

A) CHANGES IN THE SCALE OF CONSOLIDATION AND THE APPLICATION OF THE EQUITY METHOD FROM APRIL 1, 2007 TO MARCH 31, 2008.

Consolidated subsidiaries:
   34 Additions
   35 Removals

Companies accounted for by the equity method:
   4 Removals

B) CONSOLIDATED ACCOUNTING POLICIES (SUMMARY)

a. Principles of Consolidation

The consolidated financial statements include the accounts of Ricoh and its consolidated subsidiaries. Investments in 20% to 50% owned companies when the Company has the ability to exercise significant influence are accounted for on the equity basis. All significant inter-company balances and transactions have been eliminated in consolidation.

b. Securities

In conformity with SFAS No.115, securities are mainly classified as available-for-sale securities. Available-for-sale securities are reported at fair value with unrealized gains and losses, net of related taxes, excluded from earnings and reported in accumulated other comprehensive income (loss).

The cost of the securities sold is computed based on the average cost of each security held at the time of sale.

c. Inventories

Inventories are mainly stated at the lower of average cost or market. Inventory costs include raw materials, labor and manufacturing overheads.

d. Plant and Equipment

Depreciation of plant and equipment is computed principally by using the declining-balance method over the estimated useful lives. Most of the foreign subsidiaries have adopted the straight-line method for computing depreciation.

Certain leased buildings, machinery and equipment are accounted for as capital leases in conformity with SFAS No.13, "Accounting for Leases."

e. Goodwill and Other Intangible Assets

In conformity with SFAS No.142, Goodwill and intangible asset determined to have an indefinite useful life are not amortized. SFAS No.142 requires annual impairment testing thereof.

f. Pension and Retirement Allowances Plans

The measurement of pension costs and liabilities is determined in accordance with SFAS No.87, "Employers' Accounting for Pensions" and SFAS No.158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans."

g. Use of Estimates

Management of the Company has made a number of estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses, including impairment losses of long-lived assets and the disclosures of fair value of financial instruments and contingent assets and liabilities, to prepare these financial statements in conformity with accounting principles ?enerally accepted in the United States of America. Actual results could differ from those estimates.

(7) CHANGES IN SIGNIFICANT ACCOUNTING POLICIES (CONSOLIDATED)

In June 2006, the FASB ratified the EITF consensus on EITF Issue No.06-2, "Accounting for sabbatical Leave and Other Similar Benefits Pursuant to FASB Statement No.43". Accordingly, Ricoh recorded an increase in accrued expenses of Yen 1,680 million as of April 1, 2007, with a reduction of the beginning balance of retained earnings of Yen 995 millon.

(8) NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

A) SEGMENT INFORMATION

a. Operating Segment Information

(Three months ended March 31, 2007 and 2008)

                                                                                                  (Millions of yen)
-------------------------------------------------------------------------------------------------------------------
                                                            Three months ended  Three months ended
                                                              March 31, 2007      March 31, 2008    Change      %
-------------------------------------------------------------------------------------------------------------------
OFFICE SOLUTIONS:
   Net sales:
      Unaffiliated customers                                      501,062             506,298        5,236      1.0
      Intersegment                                                     --                  --           --       --
      Total                                                       501,062             506,298        5,236      1.0
-------------------------------------------------------------------------------------------------------------------
   Operating expenses                                             436,247             445,872        9,625      2.2
-------------------------------------------------------------------------------------------------------------------
   Operating income                                                64,815              60,426       -4,389     -6.8
      Operating income on sales in Office Solutions (%)              12.9                11.9
-------------------------------------------------------------------------------------------------------------------
INDUSTRIAL PRODUCTS:
   Net sales:
      Unaffiliated customers                                       34,561              32,591       -1,970     -5.7
      Intersegment                                                  1,087               1,095            8      0.7
      Total                                                        35,648              33,686       -1,962     -5.5
-------------------------------------------------------------------------------------------------------------------
   Operating expenses                                              34,215              33,569         -646     -1.9
-------------------------------------------------------------------------------------------------------------------
   Operating income                                                 1,433                 117       -1,316    -91.8
      Operating income on sales in Industrial Products (%)            4.0                 0.3
-------------------------------------------------------------------------------------------------------------------
OTHER:
   Net sales:
      Unaffiliated customers                                       40,668              40,688           20      0.0
      Intersegment                                                     --                  --           --       --
      Total                                                        40,668              40,688           20      0.0
-------------------------------------------------------------------------------------------------------------------
   Operating expenses                                              40,620              39,604       -1,016     -2.5
-------------------------------------------------------------------------------------------------------------------
   Operating income                                                    48               1,084        1,036       --
        Operating income on sales in Other (%)                        0.1                 2.7
-------------------------------------------------------------------------------------------------------------------
CORPORATE AND ELIMINATIONS:
   Net sales:
      Intersegment                                                 -1,087              -1,095           -8       --
      Total                                                        -1,087              -1,095           -8       --
-------------------------------------------------------------------------------------------------------------------
   Operating expenses:
      Intersegment                                                 -1,089              -1,096           -7       --
      Corporate                                                    13,733              14,142          409       --
      Total                                                        12,644              13,046          402       --
-------------------------------------------------------------------------------------------------------------------
   Operating income                                               -13,731             -14,141         -410       --
-------------------------------------------------------------------------------------------------------------------
CONSOLIDATED:
   Net sales:
      Unaffiliated customers                                      576,291             579,577        3,286      0.6
      Intersegment                                                     --                  --           --       --
      Total                                                       576,291             579,577        3,286      0.6
-------------------------------------------------------------------------------------------------------------------
   Operating expenses                                             523,726             532,091        8,365      1.6
-------------------------------------------------------------------------------------------------------------------
   Operating income                                                52,565              47,486       -5,079     -9.7
      Operating income on consolidated net sales (%)                  9.1                 8.2
-------------------------------------------------------------------------------------------------------------------

Capital expenditures:

                                                                                                 (Millions of yen)
------------------------------------------------------------------------------------------------------------------
                                                            Three months ended  Three months ended
                                                              March 31, 2007      March 31, 2008    Change     %
------------------------------------------------------------------------------------------------------------------
   Office Solutions                                                23,315              25,401        2,086     8.9
   Industrial Products                                              3,842                 682       -3,160   -82.2
   Other                                                              904                 544         -360   -39.8
   Corporate                                                          927                 738         -189   -20.4
------------------------------------------------------------------------------------------------------------------
Total                                                              28,988              27,365       -1,623    -5.6
==================================================================================================================

Depreciation:

                                                                                                 (Millions of yen)
------------------------------------------------------------------------------------------------------------------
                                                            Three months ended  Three months ended
                                                              March 31, 2007      March 31, 2008    Change     %
------------------------------------------------------------------------------------------------------------------
   Office Solutions                                                17,502              16,897         -605    -3.5
   Industrial Products                                              1,886               1,123         -763   -40.5
   Other                                                              585                 344         -241   -41.2
   Corporate                                                          430                 278         -152   -35.3
------------------------------------------------------------------------------------------------------------------
Total                                                              20,403              18,642       -1,761    -8.6
==================================================================================================================

Identifiable assets:

                                                                                             (Millions of yen)
--------------------------------------------------------------------------------------------------------------
                                                              March 31, 2007    March 31, 2008   Change    %
--------------------------------------------------------------------------------------------------------------
   Office Solutions                                              1,570,757         1,643,500     72,743    4.6
   Industrial Products                                              93,346            91,635     -1,711   -1.8
   Other                                                           112,255           106,233     -6,022   -5.4
   Eliminations                                                     -1,327            -1,063        264     --
   Corporate assets                                                468,375           374,063    -94,312  -20.1
--------------------------------------------------------------------------------------------------------------
Total                                                            2,243,406         2,214,368    -29,038   -1.3
==============================================================================================================

(Year ended March 31, 2007 and 2008)

                                                                                         (Millions of yen)
----------------------------------------------------------------------------------------------------------
                                                              Year ended      Year ended
                                                            March 31, 2007  March 31, 2008  Change     %
----------------------------------------------------------------------------------------------------------
OFFICE SOLUTIONS:
   Net sales:
      Unaffiliated customers                                   1,774,467       1,909,573    135,106    7.6
      Intersegment                                                    --              --         --     --
      Total                                                    1,774,467       1,909,573    135,106    7.6
----------------------------------------------------------------------------------------------------------
   Operating expenses                                          1,549,156       1,674,940    125,784    8.1
----------------------------------------------------------------------------------------------------------
   Operating income                                              225,311         234,633      9,322    4.1
      Operating income on sales in Office Solutions (%)             12.7            12.3
----------------------------------------------------------------------------------------------------------
INDUSTRIAL PRODUCTS:
   Net sales:
      Unaffiliated customers                                     133,387         144,340     10,953    8.2
      Intersegment                                                 4,725           4,543       -182   -3.9
      Total                                                      138,112         148,883     10,771    7.8
----------------------------------------------------------------------------------------------------------
   Operating expenses                                            135,164         144,708      9,544    7.1
----------------------------------------------------------------------------------------------------------
   Operating income                                                2,948           4,175      1,227   41.6
      Operating income on sales in Industrial Products (%)           2.1             2.8
----------------------------------------------------------------------------------------------------------
OTHER:
   Net sales:
      Unaffiliated customers                                     161,071         166,076      5,005    3.1
      Intersegment                                                    --              --         --     --
      Total                                                      161,071         166,076      5,005    3.1
----------------------------------------------------------------------------------------------------------
   Operating expenses                                            158,868         163,529      4,661    2.9
----------------------------------------------------------------------------------------------------------
   Operating income                                                2,203           2,547        344   15.6
      Operating income on sales in Other (%)                         1.4             1.5
----------------------------------------------------------------------------------------------------------
CORPORATE AND ELIMINATIONS:
   Net sales:
      Intersegment                                                -4,725          -4,543        182     --
      Total                                                       -4,725          -4,543        182     --
----------------------------------------------------------------------------------------------------------
   Operating expenses:
      Intersegment                                                -4,727          -4,545        182     --
      Corporate                                                   56,084          59,851      3,767     --
      Total                                                       51,357          55,306      3,949     --
----------------------------------------------------------------------------------------------------------
   Operating income                                              -56,082         -59,849     -3,767     --
----------------------------------------------------------------------------------------------------------
CONSOLIDATED:
   Net sales:
      Unaffiliated customers                                   2,068,925       2,219,989    151,064    7.3
      Intersegment                                                    --              --         --     --
      Total                                                    2,068,925       2,219,989    151,064    7.3
----------------------------------------------------------------------------------------------------------
   Operating expenses                                          1,894,545       2,038,483    143,938    7.6
----------------------------------------------------------------------------------------------------------
   Operating income                                              174,380         181,506      7,126    4.1
      Operating income on consolidated net sales (%)                 8.4             8.2
----------------------------------------------------------------------------------------------------------

Capital expenditures:

                                                                                         (Millions of yen)
----------------------------------------------------------------------------------------------------------
                                                              Year ended      Year ended
                                                            March 31, 2007  March 31, 2008   Change   %
----------------------------------------------------------------------------------------------------------
   Office Solutions                                              72,465          74,758       2,293    3.2
   Industrial Products                                            8,580           6,503      -2,077  -24.2
   Other                                                          2,630           2,140        -490  -18.6
   Corporate                                                      2,125           1,814        -311  -14.6
----------------------------------------------------------------------------------------------------------
Total                                                            85,800          85,215        -585   -0.7
==========================================================================================================

Depreciation:

                                                                                         (Millions of yen)
----------------------------------------------------------------------------------------------------------
                                                              Year ended      Year ended
                                                            March 31, 2007  March 31, 2008   Change    %
----------------------------------------------------------------------------------------------------------
   Office Solutions                                              62,862          63,162        300     0.5
   Industrial Products                                            6,099           5,820       -279    -4.6
   Other                                                          2,072           2,128         56     2.7
   Corporate                                                      1,399           1,652        253    18.1
----------------------------------------------------------------------------------------------------------
Total                                                            72,432          72,762        330     0.5
==========================================================================================================

Identifiable assets:

                                                                                         (Millions of yen)
----------------------------------------------------------------------------------------------------------
                                                            March 31, 2007  March 31, 2008   Change    %
----------------------------------------------------------------------------------------------------------
   Office Solutions                                            1,570,757       1,643,500     72,743    4.6
   Industrial Products                                            93,346          91,635     -1,711   -1.8
   Other                                                         112,255         106,233     -6,022   -5.4
   Eliminations                                                   -1,327          -1,063        264     --
   Corporate assets                                              468,375         374,063    -94,312  -20.1
----------------------------------------------------------------------------------------------------------
Total                                                          2,243,406       2,214,368    -29,038   -1.3
==========================================================================================================

b. Geographic Segment Information

(Three months ended March 31, 2007 and 2008)

                                                                                             (Millions of yen)
--------------------------------------------------------------------------------------------------------------
                                                      Three months ended  Three months ended
                                                        March 31, 2007      March 31, 2008     Change      %
--------------------------------------------------------------------------------------------------------------
JAPAN:
   Net sales:
      External customers                                    278,995             275,769        -3,226     -1.2
      Intersegment                                          116,642             108,475        -8,167     -7.0
      Total                                                 395,637             384,244       -11,393     -2.9
--------------------------------------------------------------------------------------------------------------
   Operating expenses                                       369,936             360,563        -9,373     -2.5
--------------------------------------------------------------------------------------------------------------
   Operating income                                          25,701              23,681        -2,020     -7.9
      Operating income on sales in Japan(%)                     6.5                 6.2
--------------------------------------------------------------------------------------------------------------
THE AMERICAS:
   Net sales:
      External customers                                    116,831             111,005        -5,826     -5.0
      Intersegment                                              727                 769            42      5.8
      Total                                                 117,558             111,774        -5,784     -4.9
--------------------------------------------------------------------------------------------------------------
   Operating expenses                                       108,975             114,675         5,700      5.2
--------------------------------------------------------------------------------------------------------------
   Operating income                                           8,583              (2,901)      -11,484       --
      Operating income on sales in the Americas(%)              7.3                -2.6
--------------------------------------------------------------------------------------------------------------
EUROPE:
   Net sales:
      External customers                                    151,335             157,676         6,341      4.2
      Intersegment                                              489                 219          -270    -55.2
      Total                                                 151,824             157,895         6,071      4.0
--------------------------------------------------------------------------------------------------------------
   Operating expenses                                       136,822             146,072         9,250      6.8
--------------------------------------------------------------------------------------------------------------
   Operating income                                          15,002              11,823        -3,179    -21.2
      Operating income on sales in Europe(%)                    9.9                 7.5
--------------------------------------------------------------------------------------------------------------
OTHER:
   Net sales:
      External customers                                     29,130              35,127         5,997     20.6
      Intersegment                                           45,745              48,855         3,110      6.8
      Total                                                  74,875              83,982         9,107     12.2
--------------------------------------------------------------------------------------------------------------
   Operating expenses                                        71,099              76,829         5,730      8.1
--------------------------------------------------------------------------------------------------------------
   Operating income                                           3,776               7,153         3,377     89.4
      Operating income on sales in Other(%)                     5.0                 8.5
--------------------------------------------------------------------------------------------------------------
CORPORATE AND ELIMINATIONS:
   Net sales:
      Intersegment                                         -163,603            -158,318         5,285       --
      Total                                                -163,603            -158,318         5,285       --
--------------------------------------------------------------------------------------------------------------
   Operating expenses:                                     -163,106            -166,048        -2,942       --
--------------------------------------------------------------------------------------------------------------
   Operating income                                            -497               7,730         8,227       --
--------------------------------------------------------------------------------------------------------------
CONSOLIDATED:
   Net sales:
      External customers                                    576,291             579,577         3,286      0.6
      Intersegment                                               --                  --            --       --
      Total                                                 576,291             579,577         3,286      0.6
--------------------------------------------------------------------------------------------------------------
   Operating expenses                                       523,726             532,091         8,365      1.6
--------------------------------------------------------------------------------------------------------------
   Operating income                                          52,565              47,486        -5,079     -9.7
      Operating income on consolidated net sales(%)             9.1                 8.2
--------------------------------------------------------------------------------------------------------------

Identifiable assets:

                                                                                     (Millions of yen)
------------------------------------------------------------------------------------------------------
                                                      March 31, 2007  March 31, 2008   Change     %
------------------------------------------------------------------------------------------------------
   Japan                                                 1,282,085       1,272,110     -9,975     -0.8
   The Americas                                            256,049         310,028     53,979     21.1
   Europe                                                  314,815         326,824     12,009      3.8
   Other                                                   101,550         102,451        901      0.9
   Eliminations                                           -179,468        -171,108      8,360       --
   Corporate assets                                        468,375         374,063    -94,312    -20.1
------------------------------------------------------------------------------------------------------
Total                                                    2,243,406       2,214,368    -29,038     -1.3
======================================================================================================

(Year ended March 31, 2007 and 2008)

                                                                                      (Millions of yen)
-------------------------------------------------------------------------------------------------------
                                                        Year ended       Year ended
                                                      March 31, 2007   March 31, 2008    Change     %
-------------------------------------------------------------------------------------------------------
JAPAN:
   Net sales:
      External customers                                 1,026,663        1,050,923      24,260     2.4
      Intersegment                                         495,304          484,590     -10,714    -2.2
      Total                                              1,521,967        1,535,513      13,546     0.9
-------------------------------------------------------------------------------------------------------
  Operating expenses                                     1,411,653        1,427,575      15,922     1.1
-------------------------------------------------------------------------------------------------------
  Operating income                                         110,314          107,938      -2,376    -2.2
      Operating income on sales in Japan(%)                    7.2              7.0
-------------------------------------------------------------------------------------------------------
THE AMERICAS:
   Net sales:
      External customers                                   426,009          432,287       6,278     1.5
      Intersegment                                           3,253            3,496         243     7.5
      Total                                                429,262          435,783       6,521     1.5
-------------------------------------------------------------------------------------------------------
   Operating expenses                                      408,150          433,429      25,279     6.2
-------------------------------------------------------------------------------------------------------
   Operating income                                         21,112            2,354     -18,758   -88.8
      Operating income on sales in the Americas(%)             4.9              0.5
-------------------------------------------------------------------------------------------------------
EUROPE:
   Net sales:
      External customers                                   508,200          602,224      94,024    18.5
      Intersegment                                           3,595            2,585      -1,010   -28.1
      Total                                                511,795          604,809      93,014    18.2
-------------------------------------------------------------------------------------------------------
   Operating expenses                                      478,380          565,736      87,356    18.3
-------------------------------------------------------------------------------------------------------
   Operating income                                         33,415           39,073       5,658    16.9
      Operating income on sales in Europe(%)                   6.5              6.5
-------------------------------------------------------------------------------------------------------
OTHER:
   Net sales:
      External customers                                   108,053          134,555      26,502    24.5
      Intersegment                                         160,990          183,043      22,053    13.7
      Total                                                269,043          317,598      48,555    18.0
-------------------------------------------------------------------------------------------------------
   Operating expenses                                      251,486          291,141      39,655    15.8
-------------------------------------------------------------------------------------------------------
   Operating income                                         17,557           26,457       8,900    50.7
      Operating income on sales in Other(%)                    6.5              8.3
-------------------------------------------------------------------------------------------------------
CORPORATE AND ELIMINATIONS:
   Net sales:
      Intersegment                                        -663,142         -673,714     -10,572      --
      Total                                               -663,142         -673,714     -10,572      --
-------------------------------------------------------------------------------------------------------
   Operating expenses:                                    -655,124         -679,398     -24,274      --
-------------------------------------------------------------------------------------------------------
   Operating income                                         -8,018            5,684      13,702      --
-------------------------------------------------------------------------------------------------------
CONSOLIDATED:
   Net sales:
      External customers                                 2,068,925        2,219,989     151,064     7.3
      Intersegment                                              --               --          --      --
      Total                                              2,068,925        2,219,989     151,064     7.3
-------------------------------------------------------------------------------------------------------
   Operating expenses                                    1,894,545        2,038,483     143,938     7.6
-------------------------------------------------------------------------------------------------------
   Operating income                                        174,380          181,506       7,126     4.1
      Operating income on consolidated net sales(%)            8.4              8.2
-------------------------------------------------------------------------------------------------------

Identifiable assets:

                                                                                      (Millions of yen)
-------------------------------------------------------------------------------------------------------
                                                      March 31, 2007   March 31, 2008    Change     %
-------------------------------------------------------------------------------------------------------
   Japan                                                 1,282,085        1,272,110      -9,975    -0.8
   The Americas                                            256,049          310,028      53,979    21.1
   Europe                                                  314,815          326,824      12,009     3.8
   Other                                                   101,550          102,451         901     0.9
   Eliminations                                           -179,468         -171,108       8,360      --
   Corporate assets                                        468,375          374,063     -94,312   -20.1
-------------------------------------------------------------------------------------------------------
Total                                                    2,243,406        2,214,368     -29,038    -1.3
=======================================================================================================

B)   FAIR VALUE OF MARKETABLE SECURITIES

The securities and the respective cost, gross unrealized holding gains, gross unrealized holding losses and fair value as of March 31, 2007 and March 31, 2008 are as follows:



                                                                                (Millions of yen)
-------------------------------------------------------------------------------------------------
                                 March 31, 2007
-------------------------------------------------------------------------------------------------
                                                 Gross unrealized   Gross unrealized
                                         Cost      holding gains     holding losses    Fair value
-------------------------------------------------------------------------------------------------
Current:
   Corporate debt securities               176            --                --              176
   Other                                     1            --                --                1
-------------------------------------------------------------------------------------------------
                                           177            --                --              177
-------------------------------------------------------------------------------------------------
Noncurrent:
   Equity securities                    49,261        14,991               142           64,110
   Corporate debt securities             6,000            10                --            6,010
   Other                                   242            --                --              242
   Nonmarketable securities (at cost)    4,474            --                --            4,474
-------------------------------------------------------------------------------------------------
                                        59,977        15,001               142           74,836
-------------------------------------------------------------------------------------------------


                                                                                (Millions of yen)
-------------------------------------------------------------------------------------------------
                                 March 31, 2008
-------------------------------------------------------------------------------------------------
                                                 Gross unrealized   Gross unrealized
                                         Cost      holding gains     holding losses    Fair value
-------------------------------------------------------------------------------------------------
Current:
   Corporate debt securities                --            --                 --               --
   Other                                     0            --                 --                0
-------------------------------------------------------------------------------------------------
                                             0            --                 --                0
-------------------------------------------------------------------------------------------------
Noncurrent:
   Equity securities                    62,208         6,231              3,723           64,716
   Corporate debt securities             6,000            --                754            5,246
   Other                                    --            --                 --               --
   Nonmarketable securities (at cost)    1,290            --                  8            1,282
-------------------------------------------------------------------------------------------------
                                        69,498         6,231              4,485           71,244
-------------------------------------------------------------------------------------------------

C) DERIVATIVES

The Company and certain of its subsidiaries enter into various financial instrument contracts in the normal course of business and in connection with the management of their assets and liabilities. The outstanding agreements, carrying amount and estimated fair value of derivative financial instruments as of March 31, 2007 and March 31, 2008 are as follows:

                                                               (Millions of yen)
--------------------------------------------------------------------------------
                                 March 31, 2007
--------------------------------------------------------------------------------
                                        Carrying    Estimated
                                         amount    Fair value
--------------------------------------------------------------------------------
Interest rate swap agreements, net          751         751
Foreign currency contracts-net credit       633         633
Currency options-net credit                  -2          -2
--------------------------------------------------------------------------------
Total                                     1,382       1,382
--------------------------------------------------------------------------------

                                                               (Millions of yen)
--------------------------------------------------------------------------------
                                 March 31, 2008
--------------------------------------------------------------------------------
                                        Carrying    Estimated
                                         amount    Fair value
--------------------------------------------------------------------------------
Interest rate swap agreements, net         -594       -594
Foreign currency contracts-net credit     1,349      1,349
Currency options                            100        100
--------------------------------------------------------------------------------
Total                                       855        855
--------------------------------------------------------------------------------

D) TRANSACTIONS OF RICOH WITH AFFILIATES
                                                      (Millions of yen)
-----------------------------------------------------------------------
                                        March 31, 2007   March 31, 2008
-----------------------------------------------------------------------
Account balances:
   Receivables                               3,541            3,080
   Payables                                  2,611            1,930
-----------------------------------------------------------------------

                                                      (Millions of yen)
-----------------------------------------------------------------------
                                          Year ended       Year ended
                                        March 31, 2007   March 31, 2008
-----------------------------------------------------------------------
Transactions:
   Sales                                    16,158           20,184
   Purchases                                28,993           21,274
   Dividend income                             828              625
-----------------------------------------------------------------------

E) PER SHARE DATA

                                                                     (Yen)
--------------------------------------------------------------------------
                                           March 31, 2007   March 31, 2008
--------------------------------------------------------------------------
Shareholders' equity per share                1,467.03         1,498.29
Net income per share-basic                      153.10           146.04
Net income per share-diluted                    151.89           142.15

A reconciliation of the numerator and the denominators of the basic and diluted per share computations for income is as follows:

                                                         (Millions of yen)
--------------------------------------------------------------------------
                                           March 31, 2007   March 31, 2008
--------------------------------------------------------------------------
Net income                                      111,724        106,463
   Effect of dilutive securities                     -8            -25
--------------------------------------------------------------------------
Diluted net income                              111,716        106,438
--------------------------------------------------------------------------

                                                                  (Shares)
--------------------------------------------------------------------------
                                           March 31, 2007   March 31, 2008
--------------------------------------------------------------------------
Weight average common shares outstanding     729,744,656      729,010,475
   Effect of dilutive securities               5,757,813       19,741,071
--------------------------------------------------------------------------
Diluted common shares outstanding            735,502,469      748,751,546
--------------------------------------------------------------------------

-APPENDIX-  YEAR ENDED MARCH 31, 2008)

1. CONSOLIDATED QUARTERLY PERFORMANCE OUTLINE

(1)Financial Statements Summary (Quarterly)


                                                                                                             (Billions of yen)
------------------------------------------------------------------------------------------------------------------------------
                                               1Q     Change(%)     2Q     Change(%)     3Q     Change(%)     4Q     Change(%)
------------------------------------------------------------------------------------------------------------------------------
Net sales                                      530.1     9.4        558.2     11.1       552.0     9.2        579.5      0.6
Gross profit                                   228.7    12.9        222.4      8.3       237.4     8.2        239.0      1.7
Operating income                                46.6    14.7         37.9     16.7        49.4     1.6         47.4     -9.7
Income before income taxes                      53.2    37.6         31.7    -10.6        49.0     0.5         40.5    -21.1
Net income                                      33.8    16.2         19.3    -15.8        32.1     2.8         21.1    -25.5
------------------------------------------------------------------------------------------------------------------------------
Net income per share (yen)                     46.38      --        26.45       --       44.01      --        29.20       --
Net income per share-diluted (yen)             45.15      --        25.75       --       42.84      --        28.41       --
------------------------------------------------------------------------------------------------------------------------------
Total assets                                 2,313.5      --      2,299.8       --     2,294.9      --      2,214.3       --
Shareholders' investment                     1,111.0      --      1,114.5       --     1,132.3      --      1,080.1       --
------------------------------------------------------------------------------------------------------------------------------
Shareholders' investment per share (yen)    1,522.12      --     1,527.18       --    1,551.72      --     1,498.29       --
------------------------------------------------------------------------------------------------------------------------------
Cash flows from operating activities            21.4      --         57.4       --        26.0      --         89.5       --
Cash flows from investing activities          -107.2      --        -29.8       --       -23.8      --        -37.4       --
Cash flows from financing activities            -2.8      --         -4.3       --        -3.2      --        -61.6       --
Cash and cash equivalents at end of period     171.6      --        190.1       --       189.4      --        170.6       --
------------------------------------------------------------------------------------------------------------------------------

(2) Capital expenditures and Depreciation


                                                                                                  (Billions of yen)
-------------------------------------------------------------------------------------------------------------------
                                               1Q                   2Q                   3Q                   4Q
-------------------------------------------------------------------------------------------------------------------
Capital expenditures                            17.1                 22.5                 18.1                 27.3
Depreciation for tangible fixed assets          16.8                 18.8                 18.4                 18.6
-------------------------------------------------------------------------------------------------------------------

(3) R&D Expenditures


                                                                                                  (Billions of yen)
-------------------------------------------------------------------------------------------------------------------
                                               1Q                   2Q                   3Q                   4Q
-------------------------------------------------------------------------------------------------------------------
R&D expenditures                                27.2                 34.3                 32.0                 32.4
R&D expenditures / Total Sales (%)               5.1                  6.1                  5.8                  5.6
-------------------------------------------------------------------------------------------------------------------

(4) Interest income (expenses) net


                                                                                                  (Billions of yen)
-------------------------------------------------------------------------------------------------------------------
                                               1Q                   2Q                   3Q                   4Q
-------------------------------------------------------------------------------------------------------------------
Interest income (expenses) net                   0.1                  0.2                  0.6                  0.4
-------------------------------------------------------------------------------------------------------------------

(5) Exchange Rate

-------------------------------------------------------------------------------------------------------------------
                                               1Q                   2Q                   3Q                   4Q
-------------------------------------------------------------------------------------------------------------------
Exchange rate (Yen/US$)                       120.77               117.98               113.24               105.60
Exchange rate (Yen/EURO)                      162.72               162.00               163.96               158.06
-------------------------------------------------------------------------------------------------------------------

                                       A1

2. CONSOLIDATED SALES BY PRODUCT CATEGORY

(Three months ended March 31, 2007 and 2008)



                                                                                                   (Millions of yen)
--------------------------------------------------------------------------------------------------------------------
                                      Three months ended  Three months ended  Change         Change excluding
                                       March 31, 2007       March 31, 2008              %    exchange impact     %
--------------------------------------------------------------------------------------------------------------------
[Office Solutions]
Imaging Solutions                          442,138              447,786        5,648    1.3        17,184        3.9
   Percentage of net sales (%)                76.7                 77.3
      Domestic                             162,197              159,312       -2,885   -1.8        -2,885       -1.8
      Overseas                             279,941              288,474        8,533    3.0        20,069        7.2
Network System Solutions                    58,924               58,512         -412   -0.7          -412       -0.7
   Percentage of net sales (%)               10.2                  10.1
      Domestic                              56,344               55,168       -1,176   -2.1        -1,176       -2.1
      Overseas                               2,580                3,344          764   29.6           764       29.6
Office Solutions Total                     501,062              506,298        5,236    1.0        16,772        3.3
      Percentage of net sales (%)             86.9                 87.4
   Domestic                                218,541              214,480       -4,061   -1.9        -4,061       -1.9
   Overseas                                282,521              291,818        9,297    3.3        20,833        7.4
      The Americas                         112,411              105,750       -6,661   -5.9         5,771        5.1
      Europe                               142,930              152,773        9,843    6.9         8,110        5.7
      Other                                 27,180               33,295        6,115   22.5         6,952       25.6
--------------------------------------------------------------------------------------------------------------------
[Industrial Products]
Industrial Products                         34,561               32,591       -1,970   -5.7        -1,458       -4.2
      Percentage of net sales (%)              6.0                  5.6
   Domestic                                 20,218               16,822       -3,396  -16.8        -3,396      -16.8
   Overseas                                 14,343               15,769        1,426    9.9         1,938       13.5
      The Americas                           4,160                4,663          503   12.1           972       23.4
      Europe                                 5,347                5,442           95    1.8            49        0.9
      Other                                  4,836                5,664          828   17.1           917       19.0
--------------------------------------------------------------------------------------------------------------------
[Other]
Other                                       40,668               40,688           20    0.0           419        1.0
      Percentage of net sales (%)              7.1                  7.0
   Domestic                                 34,184               35,641        1,457    4.3         1,457        4.3
   Overseas                                  6,484                5,047       -1,437  -22.2        -1,038      -16.0
      The Americas                             513                  433          -80  -15.6           -37       -7.2
      Europe                                 2,579                1,359       -1,220  -47.3        -1,165      -45.2
      Other                                  3,392                3,255         -137   -4.0           164        4.8
Grand Total                                576,291              579,577        3,286    0.6        15,733        2.7
      Percentage of net sales (%)            100.0                100.0
   Domestic                                272,943              266,943       -6,000   -2.2        -6,000       -2.2
      Percentage of net sales (%)             47.4                 46.1
   Overseas                                303,348              312,634        9,286    3.1        21,733        7.2
      Percentage of net sales (%)             52.6                 53.9
      The Americas                         117,084              110,846       -6,238   -5.3         6,706        5.7
         Percentage of net sales (%)          20.3                 19.1
      Europe                               150,856              159,574        8,718    5.8         6,994        4.6
         Percentage of net sales (%)          26.2                 27.5
      Other                                 35,408               42,214        6,806   19.2         8,033       22.7
         Percentage of net sales (%)           6.1                  7.3
--------------------------------------------------------------------------------------------------------------------

Reference: Exchange rate
           US$ 1                        Yen 119.48           Yen 105.60          Yen -13.88
           EURO 1                       Yen 156.52           Yen 158.06            Yen 1.54

Each category includes the following product line:

Imaging Solutions           Digital PPCs, color PPCs, digital duplicators,
                            facsimile machines, analog PPCs, diazo copiers, scanners, MFPs(multifunctional printers), laser printers and software

Network System Solutions    Personal computers, PC servers, network systems and
                            network related software

Industrial Products         Thermal media, optical equipments, semiconductors,
                            electronic component and measuring equipments

Other                       Optical discs and digital camera

                                       A2

(Year ended March 31, 2007 and 2008)


                                                                                            (Millions of yen)
-------------------------------------------------------------------------------------------------------------
                                        Year ended      Year ended                    Change excluding
                                      March 31, 2007  March 31, 2008   Change    %     exchange impact    %
-------------------------------------------------------------------------------------------------------------
[Office Solutions]
Imaging Solutions                        1,580,155      1,709,491     129,336    8.2        93,238        5.9
   Percentage of net sales (%)                76.4           77.0
      Domestic                             604,059        608,913       4,854    0.8         4,854        0.8
      Overseas                             976,096      1,100,578     124,482   12.8        88,384        9.1
 Network System Solutions                  194,312        200,082       5,770    3.0         4,925        2.5
   Percentage of net sales (%)                 9.4            9.0
      Domestic                             184,672        188,141       3,469    1.9         3,469        1.9
      Overseas                               9,640         11,941       2,301   23.9         1,456       15.1
Office Solutions Total                   1,774,467      1,909,573     135,106    7.6        98,163        5.5
      Percentage of net sales (%)             85.8           86.0
   Domestic                                788,731        797,054       8,323    1.1         8,323        1.1
   Overseas                                985,736      1,112,519     126,783   12.9        89,840        9.1
      The Americas                         405,457        416,446      10,989    2.7        20,498        5.1
      Europe                               479,859        571,481      91,622   19.1        52,147       10.9
      Other                                100,420        124,592      24,172   24.1        17,195       17.1
-------------------------------------------------------------------------------------------------------------
[Industrial Products]
Industrial Products                        133,387        144,340      10,953    8.2         9,822        7.4
      Percentage of net sales (%)              6.4            6.5
   Domestic                                 76,202         78,212       2,010    2.6         2,010        2.6
   Overseas                                 57,185         66,128       8,943   15.6         7,812       13.7
      The Americas                          19,388         16,159      -3,229  -16.7        -2,867      -14.8
      Europe                                19,378         22,425       3,047   15.7         1,780        9.2
      Other                                 18,419         27,544       9,125   49.5         8,899       48.3
-------------------------------------------------------------------------------------------------------------
[Other]
Other                                      161,071        166,076       5,005    3.1         4,469        2.8
      Percentage of net sales (%)              7.8            7.5
   Domestic                                137,318        140,768       3,450    2.5         3,450        2.5
   Overseas                                 23,753         25,308       1,555    6.5         1,019        4.3
      The Americas                           1,608          2,194         586   36.4           619       38.5
      Europe                                 7,921          9,313       1,392   17.6           760        9.6
      Other                                 14,224         13,801        -423   -3.0          -360       -2.5
-------------------------------------------------------------------------------------------------------------
Grand Total                              2,068,925      2,219,989     151,064    7.3       112,454        5.4
      Percentage of net sales (%)            100.0          100.0
   Domestic                              1,002,251      1,016,034      13,783    1.4        13,783        1.4
      Percentage of net sales (%)             48.4           45.8
   Overseas                              1,066,674      1,203,955     137,281   12.9        98,671        9.3
      Percentage of net sales (%)             51.6           54.2
      The Americas                         426,453        434,799       8,346    2.0        18,250        4.3
         Percentage of net sales (%)          20.6           19.6
      Europe                               507,158        603,219      96,061   18.9        54,687       10.8
         Percentage of net sales (%)          24.5           27.2
      Other                                133,063        165,937      32,874   24.7        25,734       19.3
         Percentage of net sales (%)           6.5            7.4
-------------------------------------------------------------------------------------------------------------

Reference: Exchange rate
           US$ 1                        Yen 117.02     Yen 114.40          Yen -2.62
           EURO 1                       Yen 150.08     Yen 161.69          Yen 11.61

Each category includes the following product line:

Imaging Solutions            Digital PPCs, color PPCs, digital duplicators,
                             facsimile machines, analog PPCs, diazo copiers, scanners, MFPs(multifunctional printers), laser printers and software

Network System Solutions     Personal computers, PC servers, network systems and
                             network related software

Industrial Products          Thermal media, optical equipments, semiconductors,
                             electronic component and measuring equipments

Other                        Optical discs and digital camera

                                       A3

3. FORECAST OF CONSOLIDATED SALES BY PRODUCT CATEGORY

                                                                                        (Billions of yen)
---------------------------------------------------------------------------------------------------------
                                  Year ending March 31, 2009         Half year ending September 30, 2008
---------------------------------------------------------------------------------------------------------
                                       Change               Change            Change               Change
                             Forecast     %    Forecast(*)     %    Forecast     %    Forecast(*)     %
---------------------------------------------------------------------------------------------------------
[Office Solutions]
   Imaging Solutions          1,751.5     2.5    1,813.5       6.1     847.9     2.5      889.3       7.5
      Domestic                  627.6     3.1      627.6       3.1     308.3     3.9      308.3       3.9
      Overseas                1,123.9     2.1    1,185.9       7.8     539.6     1.7      581.0       9.5
   Network System Solutions     205.0     2.5      205.1       2.5     100.4     3.3      100.5       3.4
      Domestic                  192.6     2.4      192.6       2.4      94.6     3.2       94.6       3.2
      Overseas                   12.4     3.8       12.5       4.7       5.8     3.5        5.9       5.3
Office Solutions Total        1,956.5     2.5    2,018.6       5.7     948.3     2.6      989.8       7.0
   Domestic                     820.2     2.9      820.2       2.9     402.9     3.8      402.9       3.8
   Overseas                   1,136.3     2.1    1,198.4       7.7     545.4     1.7      586.9       9.4
      The Americas              395.9    -4.9      452.2       8.6     195.3    -5.3      232.9      12.9
      Europe                    600.5     5.1      606.3       6.1     282.9     4.2      286.8       5.6
      Other                     139.9    12.3      139.9      12.3      67.2    15.0       67.2      15.0
---------------------------------------------------------------------------------------------------------
[Industrial Products]
Industrial Products             143.5    -0.6      145.7       0.9      70.4    -9.1       71.9      -7.2
   Domestic                      79.8     2.0       79.8       2.0      39.8   -10.1       39.8     -10.1
   Overseas                      63.7    -3.7       65.9      -0.3      30.6    -7.9       32.1      -3.4
      The Americas               13.9   -14.0       15.9      -1.6       6.9   -13.9        8.2       2.3
      Europe                     20.3    -9.5       20.5      -8.6      10.0   -13.2       10.2     -11.5
      Other                      29.5     7.1       29.5       7.1      13.7     0.1       13.7       0.1
---------------------------------------------------------------------------------------------------------
[Other]
Other                           160.0    -3.7      160.0      -3.7      81.3    -5.8       81.3      -5.8
   Domestic                     138.0    -2.0      138.0      -2.0      70.3    -2.2       70.3      -2.2
   Overseas                      22.0   -13.1       22.0     -13.1      11.0   -23.4       11.0     -23.4
      The Americas                1.2   -45.3        1.2     -45.3       0.6   -57.0        0.6     -57.0
      Europe                      7.2   -22.7        7.2     -22.7       3.7   -38.1        3.7     -38.1
      Other                      13.6    -1.5       13.6      -1.5       6.7    -4.1        6.7      -4.1
---------------------------------------------------------------------------------------------------------
Grand Total                   2,260.0     1.8    2,324.3       4.7   1,100.0     1.1    1,143.0       5.0
   Domestic                   1,038.0     2.2    1,038.0       2.2     513.0     1.7      513.0       1.7
   Overseas                   1,222.0     1.5    1,286.3       6.8     587.0     0.5      630.0       7.9
      The Americas              411.0    -5.5      469.3       7.9     202.8    -6.0      241.7      12.1
      Europe                    628.0     4.1      634.0       5.1     296.6     2.6      300.7       4.0
      Other                     183.0    10.3      183.0      10.3      87.6    10.7       87.6      10.7
---------------------------------------------------------------------------------------------------------

*    Excluding foreign exchange impact

  Reference:    Year ending Mar. 31, '09   Half year ending Sept. 30, '08
Exchange rate          (Forecast)                    (Forecast)
-------------------------------------------------------------------------
    US$ 1               Yen 100.00                    Yen 100.00
   EURO 1               Yen 160.00                    Yen 160.00

Each category includes the following product line:

Imaging Solutions          Digital PPCs, color PPCs, digital duplicators,
                           facsimile machines, analog PPCs, diazo copiers, scanners, MFPs(multifunctional printers), laser printers and software

Network System Solutions   Personal computers, PC servers, network systems and
                           network related software

Industrial Products        Thermal media, optical equipments, semiconductors,
                           electronic component and measuring equipments

Other                      Optical discs and digital camera

                                       A4

-APPENDIX B-

[Schedule 1] Consolidated performance

                                         Year ended       Year ended       Year ended
                                       March 31, 2006   March 31, 2007   March 31, 2008
---------------------------------------------------------------------------------------
Net sales                                  1,909.2          2,068.9          2,219.9
Net income                                    97.0            111.7            106.4
Return on equity                              10.6             11.0              9.9
Return on assets                               7.6              8.1              7.8
Net income per share                        132.33           153.10           146.04

[Schedule 2] Consolidated sales by product line

                                         Year ended       Year ended       Year ended
                                       March 31, 2006   March 31, 2007   March 31, 2008
---------------------------------------------------------------------------------------
Imaging Solution Business                 1,446.6          1,580.1          1,709.4
Network System Solution Business            190.5            194.3            200.0
Industry Business                           120.6            133.3            144.3
Other Business                              151.3            161.0            166.0
---------------------------------------------------------------------------------------
Imaging Solution Business (%)                75.8             76.4             77.0
Network System Solution Business (%)         10.0              9.4              9.0
Industry Business (%)                         6.3              6.4              6.5
Other Business (%)                            7.9              7.8              7.5
                                            100.0            100.0            100.0
---------------------------------------------------------------------------------------

[Schedule 3] Consolidated sales by geographic area

                                         Year ended       Year ended       Year ended
                                       March 31, 2006   March 31, 2007   March 31, 2008
---------------------------------------------------------------------------------------
Japan                                       966.2           1,002.2          1,016.0
The Americas                                387.4             426.4            434.7
Europe                                      434.8             507.1            603.2
Others                                      120.8             133.0            165.9
---------------------------------------------------------------------------------------
Japan (%)                                    50.6              48.4             45.8
The Americas (%)                             20.3              20.6             19.6
Europe (%)                                   22.8              24.5             27.2
Others (%)                                    6.3               6.5              7.4
Total                                       100.0             100.0            100.0
---------------------------------------------------------------------------------------

[Schedule 4] Geographic Segment Information

                                         Year ended       Year ended       Year ended
Japan                                  March 31, 2006   March 31, 2007   March 31, 2008
---------------------------------------------------------------------------------------
Net sales (Billions of yen)                1,406.0          1,521.9          1,535.5
Operating income (Billions of yen)            95.7            110.3            107.9
Operating income on net sales (%)              6.8              7.2              7.0

                                         Year ended       Year ended       Year ended
The Americas                           March 31, 2006   March 31, 2007   March 31, 2008
---------------------------------------------------------------------------------------
Net sales (Billions of yen)                 393.3            429.2            435.7
Operating income (Billions of yen)           15.2             21.1              2.3
Operating income on net sales (%)             3.9              4.9              0.5

                                         Year ended       Year ended       Year ended
Europe                                 March 31, 2006   March 31, 2007   March 31, 2008
---------------------------------------------------------------------------------------
Net sales (Billions of yen)                 438.7            511.7            604.8
Operating income (Billions of yen)           21.4             33.4             39.0
Operating income on net sales (%)             4.9              6.5              6.5

                                         Year ended       Year ended       Year ended
Others                                 March 31, 2006   March 31, 2007   March 31, 2008
---------------------------------------------------------------------------------------
Net sales                                   200.2            269.0            317.5
Operating income                             15.0             17.5             26.4
Operating income on net sales                 7.5              6.5              8.3

                                       B1